File N° 82-3845

02076151

TRANSPORTADORA DE GAS DEL NORTE S.A.

September 10, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

SEC MAIL PROCESSING RECEIVED SEP 1 3 2002 WASH. D.C. SECTION

Re.: Transportadora de Gas del Norte S.A.
File N° 82-3845

SUPPL

Ladies and Gentlemen:

Attached please find the quarter financial statements of Transportadora de Gas del Norte S.A. as of June 30, 2002 prepared in accordance with the General Resolution N° 368/01 of the Comisión Nacional de Valores (the Argentine National Securities Commission, the "CNV"), which financial statements have recently been filed with the CNV and the Buenos Aires Stock Exchange.

This information is furnished pursuant to Rule 12g3-2(b)(1)(i) under the Securities and Exchange Act of 1934.

Sincerely yours,

Marcelo Brichetto
Legal Counsel

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

9/19

Encl.

l/corresp/gral/sec

Don Bosco 3672 (C1206ABF) Buenos Aires Argentina Teléfonos (54-11) 4959-2000 Fax (54-11) 4959-2242

TRANSPORTADORA
DE GAS DEL NORTE S.A.

Financial Statements at
June 30, 2002 and 2001

Don Bosco 3672- C1206ABF - Buenos Aires - Argentina - Teléfonos: (54-11) 4959-2000

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF JUNE 30, 2002 AND 2001

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF JUNE 30, 2002 AND 2001

CONTENTS

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

In compliance with the terms of National Securities Commission (CNV – Comisión Nacional de Valores) General Resolution No. 368/01 and its modifications, below is an analysis of the results of the operations of Transportadora de Gas del Norte S.A. ("TGN" or "the Company") and its financial situation, which should be read together with the accompanying financial statements.

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION

Results for the six-month period ended June 30, 2002. Effects of inflation

The net result for the six-month period ended June 30, 2002 was a loss of $ 103.0 million which, compared to the net income for $ 55.3 recorded in the same period of the previous year, implied a reduction of $ 158.3 million.

The final result for the six-month period ended June 30, 2002 was significantly affected by the recognition of the effects of inflation at that date, as established by Decree No. 1269/02 and General Resolution No. 415/02 of the CNV. Those regulations established the obligation to present financial statements in constant currency as required by current professional standards, applying the Wholesale Price Index published by the INDEC for restatement into uniform currency as from January 1, 2002.

The most significant changes were recorded in the following captions:

i) lower net revenues amounting to $ 28.5 million ii) higher operating, administrative and selling expenses for $ 9.3 million iii) higher financial and holding costs including the result of exposure to inflation for $ 157.4 million, iv) a decrease in other expenses for $ 1.4 million, v) an increase in the income from investments in subsidiaries for $ 0.9 million and vi) lower income tax charge amounting to $ 34.6 million.

The next paragraphs show the variation in critical results for TGN in constant currency as of June 30, 2002. Certain economic and financial ratios related to the Company's net equity are also included.

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Results for the period ended June 30, 2002 (Contd.)

- *Results*

(In $ million – in constant currency as of June 30, 2002)

	Six- month periods ended 06.30.		
	2002	2001	Variation $
Income from revenues			
Gross revenues			
Gas transportation	247.3	249.7	(2.4)
Changes in tariffs pending billing	-	24.3	(24.3)
Allowance for doubtful accounts in foreign currencies	(7.7)	-	(7.7)
Turnover tax	(7.1)	(8.1)	1.0
Benefit on social security contributions Decree N° 292-1520-814	(1.3)	(2.8)	1.5
Subtotal gas transportation	231.2	263.1	(31.9)
Operation and maintenance service	9.8	5.8	4.0
Allowance for doubtful accounts in foreign currencies	(0.5)	-	(0.5)
Turnover tax	(0.3)	(0.2)	(0.1)
Subtotal operation and maintenance service	9.0	5.6	3.4
Net revenues	240.2	268.7	(28.5)
Operating costs			
Operating and maintenance costs	(39.7)	(47.3)	7.6
Fixed assets depreciation	(56.7)	(39.5)	(17.2)
Intangible assets amortization	(2.4)	(2.3)	(0.1)
Subtotal	(98.8)	(89.1)	(9.7)
Gross profit	141.4	179.6	(38.2)
Administrative and selling expenses	(20.5)	(20.9)	0.4
Operating income	120.9	158.7	(37.8)
Income from investment in subsidiaries	1.1	0.2	0.9
Other net expenses	(4.1)	(5.5)	1.4
Financial and holding results including the result of exposure to inflation	(220.9)	(63.5)	(157.4)
Net (loss) income before income tax	(103.0)	89.9	(192.9)
Income tax	-	(34.6)	34.6
Net (loss) income for the period	(103.0)	55.3	(158.3)

- *Economic and financial ratios*

	Six-month periods ended 06.30.	
	2002	2001
Total Assets ($ million)	3,404.7	2,582.6
Total Liabilities ($ million)	2,255.3	1,310.5
Shareholders' equity ($ million)	1,149.4	1.272,1
Shareholders' equity / Total liabilities	0.51	0.97
Net (loss) income for the period ($ million)	(103.0)	55.3
Income before financial and holding results, depreciation, amortization and income tax ($ million)	182.1	200.0
Book value ($/share)	3.2700	3.6191
(Loss) Income per common share ($/share) for the period	(0.2930)	0.1572

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Results for the period ended June 30, 2002 (Contd.)

- ***Income from revenues***

The following table summarizes income from net revenues by type of service for the six-month periods ended June 30, 2001 and 2002:

(In $ million – in constant currency as of June 30, 2002)

	Six-month periods ended 06.30.			
Type of service	*2002*	*%*	*2001*	*%*
Gas transportation service (*)	*231.2*	*96.3*	*263.1*	*97.9*
Gas pipeline operation and maintenance service	*9.0*	*3.7*	*5.6*	*2.1*
Total net revenues	*240.2*	*100.0*	*268.7*	*100.0*

(*) Includes $ 101.5 million or US$ 26.8 million corresponding to revenues for export.

Gas transportation service

The natural gas transportation business accounted for net revenues amounting to $ 231.2 million in the first half of 2002, which compared to $ 263.1 million for the same period of 2001 implied a reduction of $ 31.9 million.

The net decrease was due to the following factors:

i. an increase of $ 59.5 million in accrual of revenues for export invoiced in dollars as required by Decree No. 689/2002 published on May 2, 2002. This was due to an increase in the exchange rate used to record those revenues, which was offset by the recognition of a net decrease of $ 61.9 million between the restatement into constant currency of revenues for the first half of 2002 and those for the comparative period;

ii. the setting up during the current period of a provision on billing issued in foreign currency mentioned in the previous paragraph as collection in dollars or in equivalent legal tender is uncertain. Accordingly, a provision for $ 7.7 million was set up to carry them at the exchange rate of US$ 1 = $ 1;

iii. accrual in the previous year of changes in deferred tariffs (PPI) pending billing for $ 24.3 million in constant currency;

iv. a decrease of $ 1.5 million in customer discounts as established by Decrees Nos. 292,1520 and 814 of the Executive Branch; and

v. a decrease in the accrual of turnover tax amounting to $ 1.0 million, accompanying the evolution of revenues for the period.

As of June 30, 2002 the Company's transportation capacity was 53.3 MMm3/d, a growth of 0.7% compared to the capacity existing at the same date in the previous year, of which 22.0 MMm3/d corresponded to the Norte gas pipeline and the remaining 31.3 MMm3/d to the Centro Oeste gas pipeline.

During the current period, TGN signed a new Firm Transportation Service contract with Metrogas Chile S.A., with effect as from May 1, 2002. This contract involving the Centro Oeste gas pipeline implies TGN's commitment to place 300 Mm3/d capacity at the disposal of the client at the La Mora delivery point. This operation does not require further investments.

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Gas transportation service (Contd.)

In addition, the firm transportation service contract with Camuzzi Gas Pampeana S.A. involving 250 Mm3/d for the coastal region was renewed. The original expiry was July 1st, 2002.

Commercial perspectives for the future

Since the start of operations, TGN has made significant investments to increase its transportation capacity and supply an increasing demand, within the framework of a growing industry that had been developing on the basis of clear rules of business.

The passing of Law No. 25561 on Economic Emergency and Exchange System Reform put an end to the convertibility regime which established an exchange rate in Argentina of $ 1 per US$ 1 since 1991 and implied the conversion into pesos of utility rates and their subsequent freezing (even in those cases originally fixed in U.S. dollars, such as gas transportation and distribution). These measures, together with the sharp devaluation of the Argentine currency and the lack of lines of credit for corporations, has deteriorated the economic and financial situation of TGN, substantially conditioning the outlook of its business.

Although the National Government has started to renegotiate the contracts for public works and services in which TGN is involved, the outcome is uncertain and the purpose of this process is to enable corporations to overcome the crisis. As a result, it will be difficult for the Company to return to the level of business recorded in the past until the economic and financial conditions that enabled the development of the industry since its privatization have been restored.

The Company, however, will continue to look for growth opportunities, focusing on project development, with emphasis on exports, and structuring the projects in which it will take part to ensure they become feasible.

TGN is working with GasAndes and other customers in central Chile on the extension of its firm transportation capacity to continue to supply the growth in the electrical and industrial supply in this area.

Brazil is also a priority for TGN. The Company is confident that it will be able to supply the increase in the consumption of natural gas in the south of that country. To this end, the Company actively participates in the development of the Transportadora Sulbrasileira de Gas ("TSB") project which links Uruguayana, a district already connected to the Argentine transportation system through the gas pipelines operated by TGM and TGN, with Porto Alegre, enabling export of gas from Neuquén to that region.

Gas pipeline operation an maintenance service

The providing of third party gas pipeline operation and maintenance services generated income net of turnover tax and a provision on net revenues invoiced in foreign currency amounting to $ 9.0 million, which compared to $ 5.6 million in the same period of the previous year generated an increase of $ 3.4 million.

That variation is made up as follows:

i. an increase of $ 5.0 million generated by the recognition of revenues in U.S. dollars at progressively increasing rates of exchange during the six-month period, compared to the US$ 1 = $ 1 exchange rate used in the previous period;

ii. a decrease of $ 1.1 million as a result of the restatement of revenues for the current six-month period, compared to those for the first half of the previous year; and

iii. a decrease of $ 0.5 million due to computation of a provision on revenues invoiced in dollars, collection of which in that currency or in equivalent legal tender is uncertain.

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Gas pipeline operation an maintenance service (Contd.)

As from January 30, 2002 TGN assumed responsibility for the five-year term operation and maintenance of the Gasoducto del Pacífico, which has a length of 644 km. The 299 km in Argentine territory will be the responsibility of TGN, while the 345 km. in Chilean territory will be operated and maintained by the Chilean subsidiary, Comgas Andina S.A.

This new contract is added to those currently in effect entered into in previous years with the Norandino, Entrerriano, Petrouruguay gas pipelines, the gas pipelines to Paso de los Libres owned by TGM, and the Paso de los Libres-Uruguayana gas pipeline owned by TSB.

On June 13, 2002, ENARGAS issued a note authorizing GasAndes to operate and maintain the GasAndes gas pipeline through its technical operator TotalFinaElf. TGN and GasAndes are transferring the respective assets; once this process has been concluded, GasAndes will be responsible for the operation and maintenance of the gas pipeline and TGN will assume the role of Technical Police.

- ***Tariffs***

As mentioned in previous points, Law No. 25561 on Economic Emergency and Exchange System Reform converted to pesos and froze utility tariffs, including those corresponding to natural gas transportation and distribution. Consequently, the current tariffs are those in effect in the first half of 2000 (Note 1.3. b) to the accompanying financial statements).

The above situation resulted in the interruption of the five-year review of tariffs based on which the rates applicable for the 2003-2007 period were to be determined, as established by Resolution No. 38/2002 of the Ministry of Economy.

- ***Operating costs***

The following table summarizes the evolution of the main operating cost components and an analysis of variations:

(In $ million – in constant currency as of June 30, 2002)

	Six-month periods ended 06.30.			
	2002	***%***	***2001***	***%***
Fixed assets depreciation	*56.7*	*57.4*	*39.5*	*44.3*
Personnel costs	*10.8*	*10.9*	*15.8*	*17.7*
Maintenance and repair of fixed assets	*10.5*	*10.6*	*13.3*	*14.9*
Fees for technical services	*1.4*	*1.4*	*2.0*	*2.2*
Sundry materials	*5.0*	*5.1*	*3.3*	*3.7*
Communication, freight and transportation of staff and travel and agency expenses	*2.7*	*2.7*	*3.7*	*4.1*
Excess gas use and basins exchange	*0.2*	*0.2*	*0.4*	*0.5*
Intangible assets amortization	*2.4*	*2.4*	*2.3*	*2.6*
Foreign staff residence	*1.2*	*1.2*	*1.2*	*1.4*
Easements	*1.2*	*1.2*	*2.0*	*2.2*
Insurance	*5.4*	*5.5*	*2.3*	*2.6*
Fees for professional services	*0.2*	*0.2*	*1.0*	*1.1*
Rentals and office supplies	*0.7*	*0.7*	*1.2*	*1.4*
Taxes and contributions	*0.2*	*0.2*	*0.4*	*0.5*
Others	*0.2*	*0.3*	*0.7*	*0.8*
Total	***98.8***	***100***	***89.1***	***100***
% of Operating costs on net revenues	***41.1%***		***33.2 %***	

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Operating costs (Contd.)***

Operating costs amounted to $ 98.8 million in the six-month period ended June 30, 2002, compared to $ 89.1 million for same period of 2001, recording a net increase of $ 9.7 million, the most significant being as follows:

i. an increase of $ 17.2 million in *Fixed assets depreciation,* basically caused by computation of depreciation for the period on the original value of fixed assets restated from the beginning of the year until June 30, 2002. This amount includes amortization of the exchange difference for $ 15.5 million capitalized under fixed assets, not yet absorbed by the adjustment for inflation of fixed assets (Note 2.2.d) and Exhibit A);

ii. an increase of $ 3.1 million in the cost of *Insurance* taken out by the Company on the items making up the gas transportation system directly associated with the accrual of the respective policies in their currency of origin, the U.S. dollar, at exchange rates that increased in the six-month period;

iii. an increase of $ 1.7 million in *Sundry material,* $ 0.3 million of which were used to repair a blow-out near Lumbreras, and $ 1.4 million for scheduled maintenance tasks;

iv. a decrease of $ 5.0 million in *Personnel Costs* exclusively caused by the net impact of the restatement of these costs between the previous period and the movements for the first half of year 2002;

v. a decrease of $ 2.8 million in *Fixed assets maintenance and repair,* due to the following movements: a) an increase of $ 0.9 million to repair the blow-out near Lumbreras mentioned above, b) an increase of $ 0.9 million generated by the conversion into dollars of certain gas compression-related costs which, net of the loss of $ 1.2 million caused by the comparison between this cost converted into dollars and the impact of inflation on that cost, generated a net decrease of $ 0.3 million, c) a decrease of $ 3.4 million as a result of the completion in the first half of 2002 of work commenced in 2001 related to removal of construction and sundry integrity work, repair of faults, analysis of corrosion, adjustment of measurement points, etc, as well as the completion of tasks related to the passage of a scraper to detect corrosion in certain gas pipeline sections;

vi. a decrease of $ 0.8 million in *Fees for professional services* as a result of the completion of technical studies carried out in 2001.

vii. a reduction of $ 0.8 million in *Easement* exclusively caused by restatement of the cost for year 2001;

viii. a decrease of $ 0.6 million in *Fees for technical operator's advice,* exclusively caused by the restatement of the cost for year 2001.

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Administrative and selling expenses***

The following table summarizes the changes in the main components of administrative and selling expenses, and an analysis of variations:

(In $ million – in constant currency as of June 30, 2002)

	Six-month periods ended 06.30.			
	2002	%	2001	%
Personnel costs	5.6	27.3	8.0	38.3
Fixed assets depreciation	4.6	22.4	4.3	20.6
Fees for professional services	1.2	5.9	1.7	8.1
Taxes, rates and contributions	1.7	8.3	1.9	9.1
Communications, freight and transportation of staff and travel, and agency expenses	0.5	2.4	0.8	3.8
Maintenance and repair of fixed assets	0.5	2.4	1.0	4.8
Rentals and office supplies	0.6	2.9	1.0	4.8
Intangible assets amortization	0.5	2.4	0.4	1.9
Doubtful accounts	1.7	8.3	0.4	1.9
Lawsuits	3.3	16.1	0.3	1.4
Others	0.3	1.6	1.1	5.3
Total	**20.5**	**100.0**	**20.9**	**100.0**
% of Administrative and selling expenses on net revenues	**8.5%**		**7.8%**	

Administrative and selling expenses amounted to $ 20.5 million in the six-month period ended on June 30, 2002 compared to $ 20.9 million in the same period of the previous year, representing a decrease of $ 0.4 million.

The main changes observed in the two periods were as follows:

i. an increase of $ 1.3 million in *Doubtful accounts*, to provide for trade receivables collection of which is uncertain;

ii. a decrease of $ 2.4 million in *Personnel Costs*, a decrease of $ 0.5 million in *Fixed assets maintenance and repair*, a decrease of $ 0.4 million in *Office rental and equipment* and a decrease of $ 0.5 million in *Fees for professional services*. All these effects were exclusively generated by restatement of the cost for year 2001, and

iii. an increase of $ 3.0 million in the *provision for contingencies* due to the recording of new claims.

- ***Other net expenses***

(In $ million – in constant currency as of June 30, 2002)

	Six-month periods ended 06.30.	
	2002	2001
Fxed assets written off	(4.0)	(4.3)
Net sales of service projects	-	0.2
Net result of sundry revenues	0.3	(0.6)
Recovery of contingencies	0.1	2.9
Sundry income and expenses	2.4	(0.7)
Personnel indemnities	(0.1)	(1.6)
Obsolescence of materials and spare parts	(2.8)	(1.4)
Total	**(4.1)**	**(5.5)**

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Other net expenses (Contd.)***

The most significant differences between the two periods were observed in the following items:

i. *Recovery of contingencies* amounting to $ 2.8 million as a result of payment of an insurance claim to the Company in the comparative period;

ii. *Sundry income and expenses:* the increase of $ 3.1 million was recorded as a result of the recovery of provisions for certain expenses set up in previous periods, as contractual terms have been modified to include more favorable conditions for the Company;

iii. *Personnel indemnities*, which recorded a decrease of $ 1.5 million with respect to the previous period, as no personnel dismissals have taken place in the current period; and

iv. *Obsolescence of materials and spare parts,* which recorded additional charges amounting to $ 1.4 million in the cost of scrap and obsolete material deleted from stock.

- ***Financial and holding results and result of exposure to inflation***

The following table shows the breakdown of *Financial and holding results* including the result of exposure to inflation for the first half of 2002 and 2001. The most significant variations are also explained.

(In $ million – in constant currency as of June 30, 2002)

	Six-month periods ended 06.30.	
	2002	**2001**
Interest on financial debt	*(103.5)*	*(57.5)*
Interest capitalized in fixed assets investments	*0.2*	*0.8*
Bank commissions and expenses	*(2.2)*	*(2.6)*
Reimbursement Agreement Fee	*(1.6)*	*(1.0)*
Intangible asset amortization – Global Program of Negotiable Corporate Bonds	*(1.8)*	*(1.9)*
Tax on financial debt interest	*(0.8)*	*(3.1)*
Tax on bank transactions	*(2.7)*	-
Exchange differences generated by liabilities	*(95.2)*	-
Subtotal	***(207.6)***	***(65.3)***
Interest, commissions and expenses generated by assets	*1.6*	*1.9*
Bank commissions and expenses	*(0.4)*	-
Holding results	*(7.4)*	-
Exchange differences generated by assets	*17.4*	*(0.1)*
Subtotal	***11.2***	***1.8***
Result to exposure to inflation	*(24.5)*	-
Total	***(220.9)***	***(63.5)***

i. a net increase of $ 46.0 million in *Interest on financial debt*, of which $ 36.6 million increase was generated by the accrual of interest in the original currency, U.S. dollar, at progressively increasing exchange rates.

ii. an increase of $ 0.6 million in *Reimbursement agreement fee,* due to the recognition of those fees in their original currency, the U.S. dollar, at progressively increasing exchange rates;

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Financial and holding results (Contd.)***

iii. a decrease of $ 2.3 million in *Tax on financial debt interest* as a result of the gradual decrease in the tax rate from 15% to 2%, applicable in the first half of 2001 and 2002, respectively;

iv. an increase of $ 2.7 million in *Tax on bank transactions* as a result of the application of Law No. 25413, in effect since April 2001;

v. an increase of $ 95.2 million in *Exchange differences generated by liabilities* corresponding to the impact of the devaluation on certain foreign currency liabilities captions (Exhibit G). The most significant portion of the devaluation effects, however, was treated in accordance with Resolution MD No. 3 of the Professional Council in Economic Sciences of the City of Buenos Aires, which established the capitalization of exchange differences generated by foreign currency liabilities existing as of January 6, 2002, which financed the acquisition, production or construction of fixed assets. Exchange differences capitalized on fixed assets net of the effect of restatement totaled $ 870.8 million (Note 2.2.d and Exhibit A to the financial statements); and

vi. the recording of a loss of $ 24.5 million as a result of the recording of the *Result of exposure to inflation.*

- ***Distribution of profits***

The Shareholders' Meeting held on April 8, 2002 decided to distribute the net profits for the year ended on December 31, 2001 as follows (amounts stated in uniform currency of June 30, 2002):

a) $ 2,657,351 to the Legal reserve,
b) $ 50,489,676 to Unappropriated retained earnings, and
c) Not to declare payment of dividends.

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

II) COMPARATIVE SUMMARY BALANCE SHEET FOR SIX-MONTH PERIODS ENDED JUNE 30, 2002, 2001, 2000, 1999 AND 1998

(In thousands of $ – in constant currency as of June 30, 2002)

	Six-month periods ended 06.30.				
	2002	2001	2000	1999	1998
Current assets	207,749	123,732	105,879	68,467	70,615
Non-current assets	3,196,926	2,458,823	2,448,701	2,129,800	1,991,196
Total	**3,404,675**	**2,582,555**	**2,554,580**	**2,198,267**	**2,061,811**
Current liabilities	561,289	335,326	671,705	229,732	213,319
Non-current liabilities	1,693,987	975,135	635,832	807,909	807,631
Subtotal	2,255,276	1,310,461	1,307,537	1,037,641	1,020,950
Shareholders' equity	1,149,399	1,272,094	1,247,043	1,160,626	1,040,861
Total	**3,404,675**	**2,582,555**	**2,554,580**	**2,198,267**	**2,061,811**

III) COMPARATIVE SUMMARY INCOME STATEMENT FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002, 2001, 2000, 1999 AND 1998

(In thousands of $ – in constant currency as of June 30, 2002)

	Six-month periods ended 06.30.				
	2002	2001	2000	1999	1998
Operating income	120,867	158,665	121,493	133,759	110,975
Financial and holding results	(220,808)	(63,475)	(48,074)	(46,918)	(32,671)
Income from investment in subsidiaries	1,109	206	160	-	-
Other net expenses	(4,143)	(5,518)	(1,670)	(3,645)	(551)
Net result before income tax	(102,975)	89,878	71,909	83,196	77,753
Income tax	-	(34,610)	(21,509)	(26,202)	(23,856)
Net result for the period	**(102,975)**	**55,268**	**50,400**	**56,994**	**53,897**

IV) COMPARATIVE STATISTICAL DATA FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002, 2001, 2000, 1999 AND 1998

Volume dispatched in millions of cubic meters:

According to means of transport

	Six-month periods ended 06.30.				
	2002	2001	2000	1999	1998
Firm	7,174	7,016	6,490	6,300	5,397
Interruptible and exchange and displacement	349	119	225	300	160
Total	7,523	7,135	6,715	6,600	5,557

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

IV) COMPARATIVE STATISTICAL DATA FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002, 2001, 2000, 1999 AND 1998 (Contd.)

According to source

	Six-month periods ended 06.30.				
	2002	**2001**	**2000**	**1999**	**1998**
Norte Gas pipeline	3,072	3,023	2,465	2,485	2,631
Centro-Oeste Gas pipeline	4,451	4,112	4,250	4,115	2,926
Total	7,523	7,135	6,715	6,600	5,557

V) COMPARATIVE RATIOS AS OF JUNE 30, 2002, 2001, 2000, 1999 AND 1998

	Six-month periods ended 06.30.				
	2002	**2001**	**2000**	**1999**	**1998**
Current liquidity	0.37	0.37	0.16	0.30	0.33
Liabilities/Equity	3.00	1.03	1.05	0.89	0.98

Buenos Aires, August 21, 2002

THE BOARD

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

PRICEWATERHOUSECOOPERS

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT
(Limited Review)

To the President and Directors of
Transportadora de Gas del Norte S.A.

1. Identification of the financial statements subject to review

We have carried out a limited review of the balance sheets of Transportadora de Gas del Norte S.A. as of June 30, 2002 and 2001, and the related statements of income, of changes in shareholders' equity and of cash flows with Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I for the six-month periods then ended.

These financial statements are the responsibility of the Company's Board of Directors in exercising their exclusive functions. Our responsibility is to issue a report on such financial statements based on our limited review.

2. Scope of our work

Our reviews were limited to the application of the procedures established by auditing standards in effect in Argentina for interim financial statements established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and, therefore, they did not include all the procedures considered necessary to issue an opinion on the Company's financial position, the results of operations, the changes in the shareholders' equity and its cash flows.

3. Comments prior to our opinion

As mentioned in Note 1 to the financial statements, the events occurred in the first half of the year related to changes in the economic context and the legal and contractual conditions under which the Company operates have had a significant adverse effect on the Company's financial position and results. The impact generated by all these measures adopted as of today by the Argentine Government on the financial statements of the Company as of June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements, which could differ from actual results, and those differences could be significant. Furthermore, changes in current regulations and laws may imply that future results could differ from the evaluations and estimates made at the date of preparation of the financial statements, and those differences, positive or negative, could be significant. In addition, as the Law on Public Emergency and Exchange System Reform

Price Waterhouse & Co.
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires - Argentina
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9
www.pwcglobal.com

Deloitte & Co. S.R.L.
Florida 234, Piso 5º
C1005AAF Ciudad de Buenos Aires - Argentina
Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

authorizes the Executive Branch to renegotiate tariffs, at the date of issue of this report, the result of that renegotiation is unknown, so that there is uncertainty as to the generation of future cash flows enabling settlement of liabilities, recovery of non-current assets and maintaining the Company as a going concern. Therefore, these financial statements may not include all adjustments or reclassifications that could result from these adverse conditions. Consequently, the Company's financial statements must be read in the light of these uncertain circumstances.

As of June 30, 2002, the Company holds financial loans with foreign creditors amounting to US$ 364,731,250 (of which US$ 82,731,250 were recognized as current and US$ 282,000,000 as non-current). As mentioned in Note 6, the Company's Board of Directors decided to suspend payments of principal and interest on its financial debt as a result of the macroeconomic situation in Argentina. Furthermore, the Company failed to comply with some covenants in relation to certain financial liabilities. In connection with those financial loans, at the date of issue of this report, the Company has failed to pay principal amounting to US$ 29,956,355 and interest for US$ 3,914,670 and $ 10,035,500.

If the Company does not regularize the situation described above, its financial loans could be considered as past due and creditors may claim for accelerated collection of them, in which case those financial liabilities should be reclassified as current debt.

As mentioned in Note 6 to the financial statements, the Company sustains that the contract entered into with the International Finance Corporation ("IFC") corresponding to a loan for US$ 255 million under the Global Medium-Term Simple or Convertible Notes Program for a total of US$ 320 million would be subject to Argentine legislation. Consequently, that liability originally denominated in U.S. dollars should be converted into pesos as established by Decree No. 214/02. The IFC, however, considers that the decree is not applicable as a result of the immunity and privileges granted by its Articles of Agreement which the Republic of Argentina adhered to with the passing of Law No. 14.842. Consequently, in view of the uncertainty generated by the resolution of this situation, based on a prudent criterion, the Company has decided to disclose the loan converted into pesos and to set up a provision for changes in the rate of exchange, so as to value the Financial Debt caption as if the liability had been carried in foreign currency, without this implying a waiver of its rights.

As mentioned in Note 2.1. and as established by MD Resolution 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the financial statements reflect the effects of inflation in Argentina as from January 1st, 2002. Amounts corresponding to the period ended on June 30, 2001 shown for comparative purposes have been restated into constant currency of June 30, 2002. In accordance with MD Resolution 3/2002 mentioned above and Resolution No. 398 of

the National Securities Commission, and as mentioned in Note 2.2.d), during the period ended June 30, 2002 the Company capitalized certain negative exchange differences (net of the effects of inflation and depreciation) related to financing of fixed assets for $ 855,243,340. Those capitalized exchange differences should be absorbed by future adjustments for inflation to be made by the Company.

4. Independent auditors´report

Based on the work done as mentioned in point 2. of this report and on our examination of the financial statements of the Company for the years ended on December 31, 2001 and 2000, on which we issued our report dated March 5, 2002, including a qualification related to the effects on the financial statements that could be derived from the uncertainties described in point 3. above, we are in a position to report that:

a) all facts and circumstances of which we have become aware are reflected in the statements indicated in point 1.; and

b) we have no observations to make on the financial statements, other than those mentioned in point 3.

5. **Special information required by current regulations** (for the six-month period ended on June 30, 2002)

a) The amounts in the financial statements arise from the Company's official accounting records which, in our opinion, have been carried in conformity with applicable regulations in Argentina.

b) The financial statements have been transcribed to the Inventory and Balance Sheet book.

c) The financial statements mentioned in point 1. of this report are disclosed in conformity with Law No. 19550 and General Resolution No. 368/01 of the National Securities Commission.

d) As part of our examination, we have reviewed the Summary of Activity required by General Resolution No. 368/01 as required by the National Securities Commission, on which, as regards those matters that fall within our competence, we have no comments to make.

e) As of June 30, 2002 the debt accrued in favor of the Integrated Retirement and Survivors' Benefit System according to the accounting records amounted to $ 739,854, none of which was claimable at that date.

The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

Buenos Aires, August 21, 2002

DELOITTE & Co. S.R.L.
(Partner)
MIGUEL C. GARCIA HAYMES (Partner)
CONTADOR PUBLICO U.B.A.
C.P.C.E.C.A.B.A. T° LXVIII - F° 122

PRICE WATERHOUSE & CO.
(Partner)
Dr. RUBEN O. VEGA

TRANSPORTADORA DE GAS DEL NORTE S.A.

BALANCE SHEETS as of June 30, 2002 and 2001 (Note 2)
(Stated in constant currency)

	2002	2001
	$	
ASSETS		
CURRENT ASSETS		
Cash and banks	94,005,760	2,267,204
Investments (Exhibit D)	20,204,933	2,307,374
Accounts receivable - trade (Note 3.a)i))	68,651,762	89,769,483
Other receivables (Note 3.b)i))	15,331,125	20,252,923
Intangible assets (Exhibit B)	9,555,240	9,134,917
Total current assets	207,748,820	123,731,901
NON-CURRENT ASSETS		
Investments (Note 5 and Exhibits C and D)	7,672,272	4,448,774
Accounts receivable-trade (Note 3.a)ii))	-	25,028,324
Other receivables (Note 3.b)ii))	9,670,523	2,575,686
Intangible assets (Exhibit B)	24,328,093	34,452,200
Fixed assets (Exhibit A)	3,149,938,310	2,382,282,735
Other assets - Gas in pipelines	5,317,232	10,035,527
Total non-current assets	3,196,926,430	2,458,823,246
Total assets	**3,404,675,250**	**2,582,555,147**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 3.c))	10,653,145	28,963,917
Financial debt (Note 6.i))	513,077,251	229,444,970
Social security	2,611,974	5,489,618
Taxes (Note 3.d))	11,573,733	35,609,889
Customers' advances	7,351,882	-
Other liabilities (Note 3.e)i))	9,947,294	30,540,751
Reserves (Note 9 and Exhibit E)	6,073,771	5,277,263
Total current liabilities	561,289,050	335,326,408
NON-CURRENT LIABILITIES		
Financial debt (Note 6.ii))	1,693,579,275	973,249,881
Other liabilities (Note 3.e)ii))	407,580	1,885,152
Total non-current liabilities	1,693,986,855	975,135,033
Total liabilities	**2,255,275,905**	**1,310,461,441**
SHAREHOLDERS' EQUITY (as per respective statement)	**1,149,399,345**	**1,272,093,706**
Total	**3,404,675,250**	**2,582,555,147**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF INCOME for the six-month periods ended June 30, 2002 and 2001 (Note 2)
(Stated in constant currency)

	2002	2001
	$	
Net revenues (Note 3.f))	240,169,111	268,700,239
Operating costs (Exhibit H)	(98,789,516)	(89,091,381)
Gross profit	**141,379,595**	**179,608,858**
Selling expenses (Exhibit H)	(4,706,887)	(3,809,162)
Administrative expenses (Exhibit H)	(15,805,703)	(17,134,271)
Operating income	**120,867,005**	**158,665,425**
Income from investment in subsidiaries	1,109,354	206,238
Other net expenses (Note 3.g))	(4,142,728)	(5,518,102)
Financial and holding results including the result of exposure to inflation:		
Generated by assets (Note 3.h) – Exhibit H)	(65,985,938)	1,821,696
Generated by liabilities (Note 3.h) - Exhibit H)	(154,822,918)	(65,297,112)
Net (Loss) Income before tax	**(102,975,225)**	**89,878,145**
Income tax	-	(34,610,581)
Net (Loss) Income for the period	**(102,975,225)**	**55,267,564**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the six-month periods ended June 30, 2002 and 2001 (Note 2)
(Stated in constant currency)

Caption	Shareholders' contributions			Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Total shareholders' equity 06.30.02	Total Shareholders' equity 06.30.01
	Capital stock	Adjustment to capital	Total					
				$				
Balances at the beginning of the year	351,499,185	411,619,292	763,118,477	38,459,961	111,757,853	339,038,279	1,252,374,570	1,217,018,852
Approved by the Shareholder's Ordinary Meeting held on March 29, 2001:	-	-	-	-	-	-	-	-
Personnel participation bonds	-	-	-	-	-	-	-	(192,710)
Approved by the Shareholders' Ordinary Meeting held on April 4, 2002:								
Legal reserve	-	-	-	2,657,351	-	(2,657,351)	-	-
Net (Loss) income for the period	-	-	-	-	-	(102,975,225)	(102,975,225)	55,267,564
Balances as of June 30, 2002	**351,499,185**	**411,619,292**	**763,118,477**	**41,117,312**	**111,757,853**	**233,405,703**	**1,149,399,345**	**-**
Balances as of June 30, 2001	**351,499,185**	**411,619,292**	**763,118,477**	**38,459,961**	**129,356,452**	**341,158,816**		**1,272,093,706**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the six-month periods ended June 30, 2002 and 2001 (Note 2). (Stated in constant currency)

	2002	2001
	$	
CAUSES OF CHANGES IN FUNDS		
Changes in funds from operating activities		
Net (Loss) income for the period	(102,975,225)	55,267,564
Add: Items not requiring funds		
Fixed assets depreciation	61,347,078	43,948,466
Intangible assets amortization	2,928,755	2,736,037
Residual value of fixed assets written off	5,689,153	5,841,996
Consumption of spare parts	5,356,752	5,811,261
Setting up of provisions net of the effects of restatement	8,278,940	854,801
Restatement and provisions set up on financial debts net of the effects of restatement (Note 6)	980,486,556	-
Accrued interest (including 2002: $ 1,848,864 and 2001: $ 1,916,957 from intangible asset amortization (Exhibit B))	89,849,486	59,366,353
Accrued bank commissions and expenses	2,165,539	2,629,702
Increase (Decrease) in customers' advances	1,330,896	(441,342)
Less: Items not providing funds		
Foreign exchange differences capitalized in fixed assets	(870,793,219)	-
Increase in long-term investments	(2,013,111)	-
Increase in investment in subsidiaries	(1,183,842)	(161,475)
PPI tariff adjustment	-	(24,329,202)
Sub-total	180,467,758	151,524,161
Changes in operating assets and liabilities:		
Increase in accounts receivable-trade	(14,922,149)	(9,405,445)
Increase in other receivables	(4,824,108)	(13,619,560)
Decrease in other assets	4,755,023	-
Decrease in accounts payable	(20,117,616)	(17,635,581)
Decrease in social security	(4,308,086)	(1,808,639)
(Decrease) Increase in taxes	(13,002,997)	30,259,838
Decrease in other liabilities	(6,127,144)	(4,557,483)
Decrease in settlement reserves	-	(21,116)
Funds provided by operating activities	**121,920,681**	**134,736,175**
Changes in funds from investment activities		
Acquisition of fixed assets	(11,039,883)	(44,111,167)
Funds used in investment activities	**(11,039,883)**	**(44,111,167)**
Carried forward	110,880,798	90,625,008

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the six-month periods ended June 30, 2002 and 2001 (Note 2) (Contd.). (Stated in constant currency)

	2002	2001
	$	
CAUSES OF CHANGES IN FUNDS (Contd.)		
Brought forward	110,880,798	90,625,008
Changes in funds from financing activities		
Increase in new short - term financial debt	35,256,947	282,646,013
Increase in new long - term financial debt	-	19,554,000
Payment of short - term financial debt	-	(246,423,419)
Payment of long - term financial debt	(2,972,188)	(84,192,741)
Interest paid	(73,407,823)	(55,593,936)
Bank commissions and expenses paid	(2,514,727)	(2,629,702)
Increase in long-term investments	-	(3,942,278)
Increase in intangible assets	-	(303,558)
Collection of cash dividends from subsidiaries	74,488	-
Payment of personnel participation bond	-	(192,711)
Funds used in financing activities	**(43,563,303)**	**(91,078,332)**
Increase (Decrease) in funds	**67,317,495**	**(453,324)**
Funds at the beginning of the year	**46,893,198**	**5,027,902**
Funds at the end of the period	**114,210,693**	**4,574,578**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK

1.1. Formation of the Company

Transportadora de Gas del Norte S.A. (the "Company" or "TGN") was incorporated on November 24, 1992 in connection with the privatization of gas transportation and distribution services in Argentina and creation of the companies, which ultimately received the licenses to operate those services.

TGN is the owner of a license (the "License") for the rendering of natural gas transportation services, whereby it is assigned the exclusive right to own and operate gas pipelines in the Northern and Central-Western regions of Argentina.

The Company's gas pipeline system is directly connected to the two principal gas producing basins in the Northern and Central-Western regions in Argentina, to the Northwestern and Neuquina basins and indirectly to gas fields located in Bolivia.

The transfer of assets from Gas del Estado Sociedad del Estado ("GdE") to TGN and commencement of operations took place on December 28, 1992, based on an agreement for the transfer of shares (the "Transfer Agreement") between the National Government, GdE and the investment company Gasinvest S.A. ("Gasinvest").

1.2. Argentine economic situation and its impact on the Company's economic and financial position

- Context

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. Furthermore, the Government's ability to comply with its commitments has been impaired.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on external debt servicing.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on Economic Emergency and Exchange System Reform) that involved profound important changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991.

After a brief period in which an official and a free exchange market coexisted, on February 3, 2002 the Executive Branch passed Decree No. 214 (Reorganization of the financial system, complemented by Decree No. 410) establishing the conversion into pesos of all obligations to give sums of money denominated in U.S. dollars or other currencies existing as of January 6, 2002 at the rate of exchange of US$ 1 = $ 1.40 for deposits set up in the financial system and at the US$ 1 = $ 1 exchange rate for debts in the financial system; it also established that those deposits and debts would be adjusted by a Reference Stabilization Coefficient created on the basis of the Consumer Price Index, on which minimum deposit and loan rates to be set by the Argentine Central Bank ("BCRA") would be accrued. In accordance with Communication A 3507 of the BCRA, the annual rate applicable to financial debts converted to pesos as from February 4, 2002 is 8%.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Context (Contd.)

Decree No. 214 dated February 3, 2002 also established that the obligations to pay sums denominated in dollars or other foreign currency not related to the financial system, whatever their origin or nature, existing at the date of passing of Law No. 25561 would be converted to pesos at the exchange rate of $ 1 to US$ 1, stating that if application of this provision were to lead to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. These decrees are still being complemented by other regulations being issued by the various control agencies, some of which may have been pending at the date on which these financial statements were prepared.

On February 8, 2002 the Government issued Decree No. 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the BCRA.

Simultaneously the BCRA established a change control regime which requires prior approval of transfers of foreign exchange abroad corresponding to financial obligations (except for payment of interest on balances due from or guaranteed by multilateral entities) and sets restrictions on the purchase of foreign currency. The BCRA regulates the obligatory payment of foreign currency from foreign trade operations, except for certain specific cases which are expressly exempt.

In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

- Impact on Transportadora de Gas del Norte S.A.

With regard to the Company's tariff calculation mechanism, without detriment to the original contract clauses detailed in Note 1.3., Law No. 25561 on Economic Emergency and Exchange System Reform established the obligatory conversion of tariffs into pesos at the exchange rate of US$ 1 = $ 1, their freezing in pesos as of that date and the suspension of the half-yearly adjustment based on the Producer Price Index (PPI). In addition, the Emergency Law authorized the National Executive Branch to renegotiate the contracts for public works and services taking into account (i) the impact of tariffs on the competitiveness of the economy and the distribution of income, (ii) the quality of the services and the investment plans contemplated in the contracts, (iii) users' interests and service accessibility (iv) the systems' security and (v) the profitability of companies. By Decree No. 293 the National Executive Branch delegated to the Ministry of Economy the mission to carry out the renegotiation process, receiving advice and assistance from the Commission for Renegotiation of Public Works and Services Contracts, created to that end.

On April 19, 2002, in compliance with the schedule established by Resolution No. 20/2002 of the Ministry of Economy and the Guide of Procedures applicable to TGN, the Company presented an estimate of the adverse effect caused by the emergency regulations to the Renegotiation Commission, as well as an explanation of the economic and financial situation and the mitigation of the mentioned impact.

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Impact on Transportadora de Gas del Norte S.A. (Contd.)

The above decree establishes that the Bicameral Follow-up Commission created by section 20 of Law No. 25561 must be permanently informed of the renegotiation procedure through a report informing the agreements reached.

Although Decree No. 293 (and regulatory Resolution No. 20/02 of the Ministry of Economy) established that the Renegotiation Committee was to present its recommendations to the Executive Branch not later than June 28, 2002, so far no such presentation has been made and the Company could not start to discuss its case.

As a result, changes in the economic context and in the legal and contractual conditions under which the Company was operating, as well as the result of the renegotiation of contracts generate uncertainty as to the generation of future cash flows to settle liabilities and to recover non-current assets and to continue operating as a going concern.

Although part of the expenses are denominated in pesos, the "move away from the dollar" and simultaneous freezing of tariffs, added to the devaluation of the peso and the subsequent evolution of the dollar quotation on the free exchange market affected the future cash flows since almost the total financial debt of the Company has been incurred in dollars with foreign entities and, therefore, the above clause on conversion of balances due would not be applicable. This situation has a significant adverse effect on TGN's financial situation and results.

On May 2, 2002 Decree No. 689/2002 was published in the Official Gazette, establishing that as from January 6, 2002, the natural gas transportation service for exports carried out in the national territory via gas pipelines will not be subject to the provisions of Law No. 25561 or Decree No. 214.

- Immediate consequences for TGN

As a result of the financial imbalance generated by the mentioned measures, the Board of Directors has set the administration of its own resources as a goal in order to maintain a secure and reliable public natural gas transportation service, as required by Gas Law No. 24076 and section 10 of Law No. 25561, to preserve the going concern principle and to ensure an equal treatment to all its financial creditors.

In line with these objectives, during the period the Company was forced to postpone payments of certain financial obligations amounting to $ 189.8 million (including US$ 149.3 million corresponding to the long-term debt)-(Note 6 and Exhibit I). The creditors of these obligations are being contacted to agree the conditions to avoid the execution of acceleration clauses, thus enabling the Company to start negotiations with the National Government to rebuild its capital flows and regularize its financial liabilities.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001

(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Immediate consequences for TGN (Contd.)

As a result of the above circumstances, the Company has failed to comply with certain covenants on certain financial liabilities.

If the Company does not obtain a waiver for its irregular debt, its financial loans could be considered as past due and creditors may claim for accelerated collection of them. In spite of this situation, the Company has classified those loans into current and non-current liabilities according to their original maturities based on a reasonable estimation of the outcome of the negotiations with its creditors.

If the adverse economic situation affects the Company's financial situation, its capacity to meet its financial obligations could be impaired. The Company is analyzing its indebtedness structure, and expects to rebuild its economic equation to align it to its financial debt profile. Although Management understands that there are feasible alternatives, it is not possible to provide assurance of success upon implementation.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company as of June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements, assuming that the necessary agreements will be reached with the financial creditors to avoid the debt acceleration.

However, actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments and reclassifications that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company, or the outcome of the negotiation of tariffs with the National Government. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

1.3. Regulatory framework

a) General matters

The Gas Act and its regulations, together with the License, the Transfer Agreement, the Bid Document for the privatization of GdE (the "Pliego"), and the resolutions issued by ENARGAS, establish the legal framework for the Company's business.

The License was granted for an initial period of thirty-five years. However, both the Gas Act and the License establish that the Company will be able to apply to ENARGAS for a renewal

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

a) General matters (Contd.)

for a further ten-year period. At that time, ENARGAS is required to evaluate the performance of TGN and submit a recommendation to the Government.

The Gas Act establishes that a tender should be called for the award of a new License and the Company will have the option of matching the best offer made to the Government by a third party.

After the License expires, the Company will be required to transfer the essential assets, free of all debt, charges or embargoes, to the Government or to whoever it may indicate, and the Company shall have the right to collection of an amount equal to the lower of:

i) The book value of essential assets calculated based on the price paid by Gasinvest S.A. ("Gasinvest" or "parent company") for TGN's shares, plus the historical cost of investments made, calculated in U.S. dollars adjusted by the wholesale price index applicable to industrial assets in the USA ("U.S. PPI"), in both cases at values net of accumulated depreciation;

ii) the net result of the new tender, net of related costs and taxes paid.

b) Tariffs

- Contractual framework

The tariffs corresponding to the natural gas transportation service were established in the License and are regulated by ENARGAS.

The Gas Law establishes that the tariffs must cover reasonable operating costs, taxes and depreciation charges, while providing profit margins similar to those obtained from other activities subject to comparable or similar risks, being in proportion to the level of efficiency in providing of the services.

The initial tariffs were established by the National Government at the time of the privatization of GdE for a five-year term ended on December 31, 1997, subject to the following adjustments until expiration of the License:

i) half-yearly adjustments resulting from changes in PPI;

ii) adjustments derived from the five-yearly tariff review to be performed by ENARGAS affecting, as far as possible, the "X" efficiency and "K" investments factors, where "X" reduces the tariff as a counterpart of efficiency increases and "K" increases it to encourage unprofitable investments;

iii) non-recurring adjustments to reflect variations in the costs resulting from changes to tax regulations (except in the case of changes in income tax); and

iv) unscheduled adjustments as a result of other objective and justifiable causes at the discretion of ENARGAS.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

- Contractual framework (Contd.)

During the course of the first five-year tariff review carried out in 1997, ENARGAS fixed the "X" value for TGN at 5.2%, which was fully applied for the 1998-2002 five-year term in the first half of 1998. In addition, ENARGAS authorized "K" factors based on investment projects proposed by TGN for a total of US$ 38.1 million for that five-year term, of which $ 64.1 million have been approved by ENARGAS.

In December 2000 ENARGAS started the second five-year review of tariffs applicable for the 2003-2007 period, which should have been concluded before June 30, 2002.

As already mentioned, Law No. 25561 on Public Emergency and Exchange System Reform has converted in to pesos and frozen all utility rates, including those corresponding to gas natural transportation and distribution. Consequently, the tariffs in effect continue to be those corresponding to the first half of 2000 (when the adjustment by the PPI ceased to be applied).

This situation has resulted in the suspension of the five-year Tariff Review process, based on which the new tariffs for the 2003-2007 five-year period were to be determined, as required by Resolution No. 38/2002 of the Ministry of Economy.

- Deferral of adjustments

On January 17, 2000, ENARGAS Resolution No. 1471 established the deferral for the second half of 2000 of the application of the tariff adjustment according to the PPI which was to be considered as from January 1, 2000.

On July 17, 2000, TGN and the remaining licensees for natural gas network transportation and distribution signed an Agreement Minute with the National Secretary of Energy -acting on behalf of the Ministry of Economy- and ENARGAS, whereby: *(i)* the tariff adjustment according to the PPI that should have been applied on January 1, 2000 would take effect on July 1, 2000; *(ii)* the adjustment according to the PPI deferred during the first half of 2000 would be recovered from July 1, 2000 until June 30, 2001; *(iii)* the application of the tariff adjustments according to the PPI falling between +6% and -4% on billing would be exceptionally deferred between July 1, 2000 and June 30, 2002; *(iv)* the adjustments thus deferred would be appropriated to a Stabilization Fund, the final balance at June 30, 2002 restated at an annual 8.2% rate being recoverable from tariffs within a term of two years; and *(v)* the amounts thus deferred would be guaranteed and legally protected by the Regulatory Framework, and would not be reduced or otherwise affected. This agreement was subsequently ratified by Decree No. 669 of the National Government dated August 4, 2000 and implemented through ENARGAS resolutions as of the same date that approved the tariffs for the second half of 2000.

On August 18, 2000, a Federal Court on Contentious and Administrative Matters established the precautionary suspension of Decree No. 669/00 at the request of the Ombudsman within the framework of an ordinary claim filed by that official against the National Executive Branch and the ENARGAS, sustaining that the provisions of the Regulatory Framework that

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

- *Deferral of adjustments (Contd.)*

contemplate the adjustment of tariffs according to the PPI are unconstitutional and null and void. The appeals filed against the precautionary measure by TGN, other licensees and the National Government were brought on December 26, 2000 before Room V of the National Court of Appeals on Contentious and Administrative Matters. On October 5, 2001 the Court dismissed the appeals and decided to maintain the precautionary measure in the first instance. TGN (as well as the National Government and other licensees) appealed that ruling by filing an extraordinary appeal.

In the meantime, on August 30, 2000 ENARGAS issued note ENRG/GAL/GDyE/P No. 3480 which established that the transportation tariff would be rolled back to the level approved for May 2000. This administrative resolution, as well as others issued subsequently which are in effect for half-yearly periods (Note ENRG/GDyE/GAL/P No. 0077, Resolution ENRG No. 2055 and Resolution ENRG 2343), were appealed by TGN before the Ministry of Infrastructure and Housing.

Based on the provisions of the Minute of Agreement signed on July 17, 2000 subsequently ratified by Decree No. 669/00, TGN has accrued the amounts corresponding to deferred tariff variations.

Since more than one year has gone by since the regulation was issued -and in spite of its confirmation in two instances-, the enforceability of Law No. 25561 mentioned in this Note and the validity of the preliminary injunction (still being discussed at judicial level), the Company considers that collection of the amount corresponding to tariff variations not applied through a tariff adjustment is currently improbable, so TGN has decided to adopt a conservative criterion, without implying a waiver to its right to collect the amounts accrued, consisting in reversing the effect of recognized income and filing a request for reimbursement for $ 4.3 million corresponding to VAT paid.

c) Restricted assets

A substantial portion of the assets transferred by GdE, mainly included in the captions Gas pipelines, High pressure branch lines, Compressor plants and High pressure regulation and/or measurement stations (Exhibit A), has been defined as essential for the performance of licensed service. Therefore, the Company is committed to repairing and maintaining these assets together with any future improvements and extensions in accordance with certain standards defined in the License. The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets for purposes other than providing licensed service, without the prior authorization of ENARGAS.

1.4. Technical Assistance Contract

On July 6, 2000 the Company entered into a new Technical Assistance Contract which became effective on December 29, 2000 (upon conclusion of the initial contract in effect since take-over). The new contract was signed with TotalFinaElf Gas Transmission Argentina S.A. and Tecgas N.V. under the same terms and conditions as those of the initial contract, except for the following amendments: (i) the term of the contract is 2 years, not renewable, and (ii) the total operating fees amount to US$ 2 million, payable quarterly (converted into

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.4. Technical Assistance Contract (Contd.)

pesos as established by Decree No. 214/02). The Technical Assistance Contract was approved by the Board of Directors of ENARGAS.

NOTE 2 -BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA

The financial statements were prepared applying valuation and disclosure criteria established by General Resolution No. 368/01 as amended, Resolution No. 398/02 and Resolution No. 415/02 of the National Securities Commission ("CNV") and MD Resolution No. 3/02 of the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.).

In addition, valuation criteria established by Resolution No. 1660 dated March 31, 2000 issued by the National Gas Regulator, amended by Resolution No. 1903 dated September 18, 2000, which regulates certain valuation matters applicable to all regulated natural gas transportation and distribution activities have been applied as from the financial statements for the year commenced on December 1, 2000.

2.1. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation until August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with Resolution No. MD 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires, Resolution No. 240/02 of the Argentine Federation of Professional Council in Economic Sciences and Resolution No. 415 of CNV, the effects of inflation are again being recognized in these financial statements. Consequently, the financial statements are presented in constant monetary units, based on the application of the above provisions and stated in constant currency of June 2002 (based on the changes in the Internal Wholesale Price Index ("IPIM") published by the National Institute of Statistics and Census, in connection with the index established as basis that corresponding to December 2001). For that purpose the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences has been followed, considering that the accounting measurements restated by the changes in the purchasing power of the currency until August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency of the latter date.

On July 16, 2002, the National Executive Branch passed Decree No. 1269/02 suspending Decree No. 316/95, thus eliminating the restriction regarding receipt of financial statements in uniform currency by control authorities. That decree was regulated for application in connection with the National Securities Commission by General Resolution No. 415 dated July 25, 2002, published in the Official Gazette on July 30, 2002.

2.2. Principal valuation criteria

a) Items denominated in Argentine currency

Cash and banks, receivables, liabilities and reserves

They have been maintained at their nominal values, plus interest accrued, through each period-end, where applicable.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001

(Stated in constant currency)

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

b) Items denominated in foreign currency

Cash and banks, Investments, receivables, liabilities and customers' advances

They have been valued at the corresponding exchange rate plus interest accrued, through each period-end, where applicable.

As a result of the provisions of Decree No. 689/2002 (Note 1.2.) the Company recorded revenues of gas transportation for export in U.S. dollars at the rate of exchange in effect at the time of billing. The respective trade receivable balances pending as of June 30, 2002 were restated.

The Company has set up a provision on those trade receivables invoiced in foreign currency, collection of which is uncertain. To value those accounts at the amount which is certain to be recovered, a provision amounting to $ 8.2 million has been set up and expensed against Net revenues. (Note 3 f. and Exhibit E).

c) Intangible assets

Valued at the cost of incorporation stated in constant currency and shown net of the corresponding accumulated amortization, calculated based on: *a)* four-year deferral for turbine overhaul and implementation of an integrated administration and maintenance system depreciated by the full year of retirement method; *b)* five-year deferral for passage of instruments for detection of corrosion in gas pipelines applying the full year of retirement depreciation criterion.

Expenses incurred in the creation of the Global Programs of Negotiable Corporate Bonds are amortized based on the maturities of the related issued debt. The corresponding amortization is included as "Financial and holding results generated by liabilities - Interests".

d) Fixed assets

Fixed assets received at the time of the granting of the License were assigned with a total value as defined in the Transfer Agreement.

Assets acquired or constructed after take-over were valued at acquisition or construction cost, including material, labor and indirect costs, and are shown net of the corresponding accumulated depreciation.

The Company has included as part of the value of fixed assets, the net cost generated by the financing by third parties during the period of construction or installation.

The above-mentioned values are stated in constant currency.

Depreciation is computed by the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives and adopting the year of full deletion criterion for inventories up to December 31, 1999 and the "month of addition" for increases as from January 1st, 2000.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001

(Stated in constant currency)

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria(Contd.)

d) Fixed assets (Contd.)

Resolution MD No. 3/02, issued on March 6, 2002 by the C.P.C.E.C.A.B.A., adopted by General Resolution No. 398/02 of the CNV, permitted capitalization of exchange differences generated by liabilities in foreign currency existing as of January 6, 2002, which financed the acquisition, production or construction of fixed assets. Consequently, capitalized exchange differences generated by liabilities used to finance the construction or extension of assets exclusively related to the gas transportation service amounted to $ 1,467.7 million, which net of the effect of inflation and depreciation amounted to $ 855.2 million. Those exchange differences are amortized over the remaining useful lives of the respective fixed assets.

As established by the above resolution, exchange differences incorporated to assets will act as advance recognition of the changes in the purchasing power of the currency.

Subject to the resolution of the uncertainty generated by the changes in the economic context and the legal and contractual conditions under which the Company was operating, as well as the outcome of the renegotiation of contracts mentioned in Note 1.2., aggregate book value of fixed assets does not exceed recoverable value.

e) Non-current investments

Investments in Bonds under the Program of Medium-Term Foreign Bills of the Argentine Republic have been valued at the acquisition cost plus interest accrued at the stated rate up to June 30, 2002 (Note 5).

The investments in subsidiaries Comgas Andina S.A. and Companhia Operadora Do Rio Grande Do Sul S.A. ("COPERG") are recorded using the equity method of accounting based on their financial statements as of June 30, 2002.

To determine the proportional equity value for the companies that issue their financial statements in foreign currency, the criteria established by Technical Resolutions N° 5 and 13 of the Argentine Federation of Professional Councils in Economic Sciences.

f) Other assets - Gas in pipelines

Gas in pipelines has been valued at the replacement value of the cubic meter of gas plus average transportation cost. The results from application of these prices are recognized under Financial and holding results generated by assets - Holding result on non-financial assets.

The book value of these assets does not exceed recoverable value.

g) Capital stock and adjustment to capital

These accounts have been stated in uniform currency; the historical nominal capital stock is shown at its historical nominal value.

The difference between capital stock stated in uniform currency and the historical nominal capital stock is shown under "*Adjustment to capital*", making up the shareholders' equity.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001

(Stated in constant currency)

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria (Contd.)

h) Legal reserve

Balances at the beginning of the year were restated from January 1, 2002 until June 30, 2002 applying the coefficient derived from the index mentioned in Note 2.1.

i) Voluntary reserve for future dividends

The amounts included under this caption were set up by the Shareholders' meetings approving the corresponding annual financial statements.

This reserve can be released by the Board of Directors which, through delegation of the Shareholders' Meeting, is empowered to decide its total or partial distribution, at the time considered advisable for corporate purposes, in proportion to the respective shareholdings.

The free reserve was stated in uniform currency until the end of the period.

j) Unappropriated retained earnings

Stated in uniform currency until the end of the period.

k) Profit and loss accounts

Profit and loss accounts were stated in uniform currency considering the month of appropriation, except for: (i) charges related to assets used (depreciation and retirement of fixed assets, amortization of intangible assets and warehouse consumption) which were determined according to the value of those assets in uniform currency; and (ii) the participation in the results of subsidiaries under sect. 33 of Law No. 19550, by the equity method of accounting, calculated based on the financial statements of those companies as of June 30, 2002, as indicated in Note 2.2.e).

l) Income tax and minimum notional income tax

The Company has not recorded any income tax charge in the statement of income for the six-month period ended June 30, 2002 as it holds a tax loss carryforward.

Minimum notional income tax provided for as of June 30, 2002 is the amount estimated to be paid in accordance with current tax legislation, which is shown as "Other receivables" under non-current assets.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS

CAPTIONS	2002	2001
	$	
a) Accounts receivable - trade		
i) Current		
Regulated activity		
Gas transportation service		
• invoiced		
- distributors	6,992,909	13,226,967
- industries	21,423,996	5,058,737
- generators	5,716,605	2,180
• to be invoiced	35,331,384	39,608,369
• PPI accrued tariff adjustments to be invoiced	-	30,673,656
Subtotal	69,464,894	88,569,909
Unregulated activity		
Operation and maintenance service		
• invoiced	5,241,351	207,030
• to be invoiced	2,024,914	1,098,147
Subtotal	7,266,265	1,305,177
Allowance for doubtful accounts (Exhibit E)	(1,233,038)	(105,603)
Allowance for doubtful accounts in foreign currencies (Note 2.2.b) and Exhibit E)	(6,846,359)	-
Total	**68,651,762**	**89,769,483**
ii) Non-current		
Regulated activity		
Gas transportation service		
• PPI accrued tariff adjustments to be invoiced	-	25,028,324
Total	-	**25,028,324**
b) Other receivables		
i) Current		
Regulated activity		
Tax credits - withholdings and collections	438,224	1,142,528
VAT-Reversion of tariff variations (Note 1.3.b))	4,343,544	-
Fee advanced to the Board of Directors and Syndics	73,470	154,516
Advances to be rendered	58,317	201,336
Loans to personnel	117,222	528,283
Deposits in guarantee of loans	3,437,781	-
Prepaid expenses	3,020,545	2,408,853
Advances to suppliers	1,479,860	17,598
Other	1,087,831	360,836
Subtotal	14,056,794	4,813,950
Unregulated activity		
Loan to TGM (Note 4)	-	14,059,318
Corporation Law N° 19550, section 33 (Note 3.i))	112,492	235,204
Other	1,362,033	1,303,919
Subtotal	1,474,525	15,598,441
Allowance for doubtful accounts (Exhibit E)	(200,194)	(159,468)
Total	**15,331,125**	**20,252,923**
ii) Non Current		
Regulated activity		
Loans to personnel	13,301	130,853
Turnover tax-withholding	869,260	1,178,133
Tax on minimum notional income	6,380,115	-
Prepaid expenses	2,396,847	1,266,700
Other	11,000	-
Total	**9,670,523**	**2,575,686**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 3 – DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2002	2001
	$	
c) Accounts payable		
Regulated activity		
Technical Operator	-	281,302
Suppliers for purchases and other services	4,407,037	22,763,719
Provisions	6,246,108	5,918,896
Total	**10,653,145**	**28,963,917**
d) Taxes		
VAT	3,009,831	5,179,550
Income tax	-	25,930,127
Turnover tax	1,329,569	1,672,063
Tax on minimum notional income	6,380,115	-
VAT – withholdings and collections	213,720	694,071
Income tax – withholdings	579,120	536,108
Turnover tax withholdings and collections	53,979	98,095
Tax on financial debt interest	-	1,463,681
Other	7,399	36,194
Total	**11,573,733**	**35,609,889**
e) Other Liabilities		
i) Current		
Fees for technical services	1,000,000	-
Fees to Board of Directors and Syndics	78,000	152,521
Dividends to be paid	-	17,598,600
Easement provision (net of prepaid easement)	2,108,000	5,866,200
Other	6,761,294	6,923,430
Total	**9,947,294**	**30,540,751**
Ii) Non-current		
Easement provision	407,580	1,885,152
Total	**407,580**	**1,885,152**
f) Net revenues		
Regulated activity		
Gas transportation service		
Gas transportation service	247,324,864	249,725,558
PPI accrued tariffs adjustments to be invoiced (Note 1.3.b))		24,329,202
Turnover tax	(7,090,417)	(8,142,585)
Benefit on social security contributions Decrees N° 292-1520-814	(1,371,416)	(2,809,859)
Allowance for doubtful accounts in foreign currencies (Note 2.2.b) and Exhibit E)	(7,698,229)	-
Subtotal gas transportation service	231,164,802	263,102,316
Unregulated activity		
Operation and maintenance service		
Operation and maintenance service	9,779,168	5,775,585
Turnover tax	(296,160)	(177,662)
Allowance for doubtful accounts in foreign currencies (Note 2.2.b) and Exhibit E)	(478,699)	-
Subtotal operation and maintenance service	9,004,309	5,597,923
Total	**240,169,111**	**268,700,239**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2002	2001
	$	
g) Other net expenses		
Fixed assets written off	(4,016,276)	(4,305,816)
Net sales of services projects	18,050	195,540
Net result of sundry revenues	284,845	(610,859)
Recovery of contingencies	97,414	2,886,430
Sundry income and expenses	2,426,002	(664,957)
Personnel indemnities	(125,493)	(1,598,143)
Obsolescence of materials and spare parts	(2,827,270)	(1,420,297)
Total	**(4,142,728)**	**(5,518,102)**
h) Financial and holding results		
Generated by assets:		
Interests	1,547,062	2,345,798
Result of exposure to inflation	(77,152,869)	-
Bank commissions and expenses	(361,734)	(400,368)
Exchange differences	17,397,325	(123,734)
Holding results	(7,410,620)	-
Discounts granted	(5,102)	-
Total	**(65,985,938)**	**1,821,696**
Generated by liabilities:		
Interests (net of interest capitalized in investments in fixed assets for $ 191,059 and $ 840,132 for 2002 and 2001, respectively)	(103,269,007)	(56,697,949)
Result of exposure to inflation	52,641,608	-
Intangible asset amortization - Global Programs of Negotiable Corporate Bonds (Exhibit B)	(1,848,864)	(1,916,957)
Bank commissions and expenses	(2,165,539)	(2,629,702)
Reimbursement Agreement Fee	(1,599,339)	(957,288)
Exchange differences	(95,152,772)	(52,946)
Tax on financial debt interest	(797,569)	(3,139,135)
Tax on bank transactions	(2,664,585)	-
Discounts obtained	33,149	96,865
Total	**(154,822,918)**	**(65,297,112)**
i) Balances and transactions with Corporations Law N° 19550, section 33		
As of June 30, 2002 and 2001, the following balances were held with Corporations Law N° 19550, section 33 (affiliated companies):		
Other receivables (Note 3.b)i)):		
Comgas Andina S.A.	31,754	220,411
Companhia Operadora de Rio Grande Do Sul	74,488	-
Gasinvest S.A.	6,250	14,793
Total	**112,492**	**235,204**
As of June 30, 2002 and 2001, the following transactions with effects on income were recorded with Corporations Law N° 19550, section 33 (affiliated companies):		
Other net expenses:		
Gasinvest S.A.	19,248	24,443

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 4 – OPERATIONS WITH TRANSPORTADORA DE GAS DEL MERCOSUR S.A. ("TGM")

On June 29, 2001 the Company granted a short-term loan to TGM amounting to US$ 5,086,088 falling due on August 31, 2001, being totally or partially repayable in advance at TGM's option. Interest was collected upon maturity of the operation and accrued at a LIBO rate plus an annual spread of 2.25%. On July 20, 2001, TGM made advance payment of US$ 3,000,000 and the remaining US$ 2,086,088 were paid at their original maturity.

As of June 30, 2001 the remaining balance of this operation totaled $ 14,059,318. This amount is stated in uniform currency through the end of the period.

On August 31, 2001, the Company granted a loan to TGM amounting to $ 2,807,280 which was repaid by TGM through a transfer to TGN of the VAT credit generated by its international gas transportation operations which are exempt from VAT.

The loan bears interest at an annual rate of 15%, and falls due in April 2002.

NOTE 5 – NON-CURRENT INVESTMENTS

On April 19, 2001, the Company invested in Bonds under the Program of Medium-Term Foreign Bonds of the Argentine Republic in the amount of $ 2 million, subject to thefollowing terms and conditions: i) term: 3 years; ii) amortization: 5 equal and consecutive quarterly installments, the first will mature on the last day of the second year; iii) interest rate: the average value published during the last 30 consecutive days immediately preceding the beginning of each interest period of the "survey" rate published by the BCRA plus a nominal margin of 4.95% annually iv) interest will be collected on a monthly basis. As of June 30, 2002 the balance of principal plus interest amount to US$ 2,060,792 ($ 7,624,933) (Exhibit D).

The Company has decided to value its holding of Bonds at the U.S. dollar purchasing exchange rate as of June 30, 2002 since, in accordance with their issue terms, any amount of principal or interest pending payment can be applied to the settlement of national tax debts as from the moment in which they are claimable.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 - FINANCIAL DEBT

The detail of financial debt is as follows:

	Interest rate	2002	2001
	%	$	
i) Current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	48,767,354	25,685,788
Series IV	(2)	44,482,989	22,510,119
Series V	(3)	47,234,063	36,562
Series VII	(4)	23,062,315	8,149,413
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Debt with IFC	(5, 6, 7, 8 y 9)	31,725,348	41,621,925
Provision for changes in the rate of exchange		100,821,635	-
Interest payable Convertibility Risk Insured Bonds	(10)	32,067,778	16,501,402
Loan agreements	(11)	181,373,301	113,464,001
Import finance	(12)	3,542,468	1,475,760
Total		**513,077,251**	**229,444,970**
ii) Non-current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	95,000,000	73,327,500
Series V	(3)	45,600,000	46,929,600
Series VII	(4)	-	7,821,600
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Debt with IFC	(5, 6, 7, 8 y 9)	204,238,352	364,999,970
Provision for changes in the rate of exchange		417,740,923	-
Convertibility Risk Insured Bonds	(10)	665,000,000	342,195,000
Loan agreements	(11)	266,000,000	136,878,000
Import finance	(12)	-	1,098,211
Total		**1,693,579,275**	**973,249,881**

Nominal annual rates
(1) Rate of interest: 2002 = 5.35% and 2001 = 7.38%
(2) Rate of interest: 2002 = 3.67 % and 2001 = 5.13%
(3) Rate of interest: 2002 = 3.67% and 2001 = 5.13%
(4) Rate of interest: 2001 = 3.54% and 2001 = 6.45%
(5) Rate of interest: 2002 and 2001 = 9.52%
(6) Rate of interest: 2002 and 2001 = 9.45%
(7) Rate of interest: 2002 and 2001 = 10.66%
(8) Rate of interest: 2002 and 2001 = 10.66%
(9) Rate of interest: 2002 and 2001 = 9.45%
(10) Weight average rate of interest: 2002= 11.20 and 2001 = 9.45%
(11) Weight average rate of interest: 2002 = 29.82% and 2001 = 9.30%
(12) Weight average rate of interest : 2002 = 4.53% and 2001 = 7.28%

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 – FINANCIAL DEBT (Contd.)

Global Program of Medium Term Negotiable Corporate Bonds -US$ 300,000,000

The amounts and conditions of the series issued under this Global Program are as follows:

Series	Date of Issue	Placing agent	Amount in US$ million	Principal payments	Interest payments	Annual interest rate
III	10.31.1996	Santander	50.0	4 annual installments of US$ 12.5 million each as from fifth year	Semi-annually on outstanding principal	180 days LIBO plus 3.125%
IV	06.26.1997	Santander	46.0	4 annual installments of US$ 11.5 million each as from second year	Semi-annually on outstanding principal	180 days LIBO plus 1% per 1 and 2 years; plus 1.25% per 3 and 4 years; plus 1.5% per 5 year
V	06.26.1997	Santander	24.0	2 annual installments of US$ 12.0 million each as from sixth year	Semi-annually on outstanding principal	Same as above plus 180 days LIBO plus 1.70% per 6 and 7 years
VI	03.04.1998	Nassau Branch of BankBoston N.A.. Supervielle Société Générale and BEAL	40.0	A single payment due on third year	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
VII	03.04.1998	Nassau Branch of BankBoston N.A.. Supervielle Société Générale and BEAL	20.0	Ten equal semi-annually installments	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
Total			**180.0**			

On January 15, 1999 the Extraordinary Shareholders' Meeting approved the creation of a Global Program for the issue and reissue of ordinary non-convertible Negotiable Corporate Bonds with ordinary guarantee for an amount of up to US$ 300 million or its equivalent in other currencies. The Program is to have a of five years duration as from authorization by the CNV.

On December 2, 1999, the CNV, authorized TGN to set up a Global Program for the issue of ordinary non-convertible Corporate Bonds for a par value in US$ 300 million or its equivalent in other currencies.

In December 2000, the Meeting of Holders of Negotiable Instruments approved the conformity of the financial ratio limits of Series IV, V, VI and VII under the Global Program of Medium-Term Negotiable Obligations -US$ 300 million, with those previously agreed with the International Finance Corporation ("IFC" Global Program of Negotiable Obligations, either simple or convertible into ordinary medium-term shares - US$ 320 million). There was no agreement for Series III, therefore the original conditions have been maintained.

The net proceeds of these loans were appropriated to financing investments in fixed assets.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 - FINANCIAL DEBT (Contd.)

Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000

On February 21, 1996, the Shareholders' Ordinary and Extraordinary Meeting decided to set up a Global Program for the issue of simple obligations or obligations convertible into ordinary shares, for up to a maximum outstanding amount equivalent to US$ 250 million, establishing that the issue of convertible negotiable obligations under this Global Program was not to exceed 21,052,632 notes.

The Shareholders' Extraordinary meeting held on May 17, 1996 increased the maximum outstanding amount under the authorized Global Program to US$ 320 million. This Program was authorized through Certificate No. 120/96 issued by the Board of Issuing Companies of the CNV.

Within the framework of this Global Program, on August 1, 1996 the Company entered into a Negotiable Obligation Purchase agreement with the International Finance Corporation ("IFC"), a World Bank organization, whereby IFC acquired ordinary negotiable obligations for US$ 235 million par value and negotiable obligations convertible into Class A and B shares for US$ 20 million par value. The net proceeds were appropriated to financing the Company's Investment Plan for the 1995-1997 three-year period.

According to the resolution of the Board of Directors dated July 23, 1996, on August 1, 1996 the Company issued five series of negotiable obligations for a total nominal value of US$ 195,552,632. On the above date of issue, series I, II, III, IV and VI for a nominal value of US$ 194,500,000 were underwritten by the IFC at 100% of their nominal value. Series V for a nominal value of US$ 1,052,632, which corresponded to notes convertible into Class C shares, was suspended by board of directors' minute dated September 18, 1996 due to absence of potential subscribers to the Employee Stock Ownership Program.

Based on the resolution of the Board of Directors adopted on September 18, 1996, the Company issued a sixth series of negotiable obligations for a total nominal value of US$ 60,500,000 which was underwritten by the IFC at 100% of its nominal value.

The funds provided by the loans were appropriated to financing investments in fixed assets, the main characteristics of the program being as follows:

Serie	Date	Type of negotiable bonds	Subscriber	Amount in US$ millions	Years		Annual nominal rate %
					Term	Grace on principal	
I	08.01.96	Ordinary	IFC	20.0	13	3	9.52
II	08.01.96	Ordinary	IFC	154.5	12	2	9.45
III	08.01.96	Convertible into Class A shares	IFC	10.7	13	4	10.66
IV	08.01.96	Convertible into Class B shares	IFC	9.3	13	4	10.66
VI	09.18.96	Ordinary	IFC	60.5	12	2	9.45
		Total		255.0			

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 - FINANCIAL DEBT (Contd.)

Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000 (Contd.)

Based on the review of the contract entered into with the International Finance Corporation, the Company has concluded that the debt with that multilateral credit organization is subject to Argentine legislation.

Consequently, in accordance with the provisions of Decree No. 214/02, this liability originally stated in U.S. dollars has been converted into pesos. However, as TGN is aware that the IFC considers that the decree is not applicable as a result of the immunity granted by its Articles of Agreement which the Republic of Argentina adhered to with the passing of Law No. 14842, based on a prudent expectation about the final resolution of this dispute, the Company has decided to complement this liability converted into pesos with a provision to determine the total value of the debt in the original currency, without this implying a waiver to its claim.

Convertibility Risk Insured Bonds

On May 11, 2000, the Ordinary Shareholders' Meeting approved the issue of Ordinary, non-convertible secured Corporate Bonds qualifying as *"obligaciones negociables"* under the terms of Law 23576 and its regulatory decree for a principal value of up to US$ 200 million.

The funds are expected to be appropriated to finance the extension of the capacity of the Company's Central-Western gas pipeline, constructing new gas pipelines and compressor plants and performing necessary maintenance.

On July 25, 2000 the Company placed bonds for US$ 175 million at a quotation value of US$ 99,64 each US$ 100 and a net value of US$ 174,373,500, with final repayment in 12 years and 8 years of grace on principal, bearing interest at a fixed rate of 10.875% payable semi-annually, plus 0.325% annually by insurance of politic risk.

The bond was purchased by Merrill Lynch Capital Services, which transferred it to a financial trust, issuer of CRIBs (*Convertibility Risk Insured Bonds*), i.e., bonds insured against non-convertibility and non-transferability risk. The underwriter was Overseas Private Investment Corporation (OPIC), a U.S. government agency.

The purchasers of CRIBs were mostly U.S. insurance companies and Argentine AFJP's (Pension Fund Administrators).

The funds provided by this loan were used to settle obligations under short and long-term loans obtained in fiscal year 2000 to finance investments in assets exclusively related to the gas transportation system.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 – FINANCIAL DEBT (Contd.)

Long- term loan agreements

On December 28, 2000, the Company entered into a syndicated loan agreement with a group of banks led by Bank of America, BankBoston and Banco Francés-BBV subject to the following basic terms and conditions:

(i) Amount: US$ 70 million, in two tranches of US$ 35 million each; (ii) Maturities: one tranche in 2004 and the other in 2005; both fully repayable upon maturity, (iii) Interest: Libor + 2.50% annually for the first tranche and Libor + 3.00% annually for the second tranche, payable quarterly. They do not include 1.30% annually for politic risk insurance. The funds provided by this loan was applied to financing investments in assets exclusively related to gas transportation.

Cash receipts for US$ 60 million were recorded at that date and US$ 10 million on March 7, 2001.

Changes in financial debt in the current period

- *Debt with the IFC*

The Company paid the maturities of negotiable obligations series III and IV entered into with IFC corresponding to December 2001 on day 28 of that month. The Company used the letter of credit opened with ING Bank to pay IFC Series I, II and VI when due. In accordance with the reimbursement agreement entered into with that bank, on January 2, 2002 TGN deposited the corresponding pesos in guarantee at the rate of US$ 1 = $ 1 in effect before the devaluation of the peso. According to that contract, this contribution is not taken as a replenishment of the Letter of Credit; upon maturity of the letter of credit, however, the funds will be deducted from the debt with ING.

Payment corresponding to IFC series I, II and VI which fell due on January 23, 2002 was made through the Letter of Credit mentioned in the previous paragraph, using up the liquidity reserves that TGN was required to maintain. At the date of issue of these financial statements, the Company has not paid the amounts due corresponding to IFC Series III and IV totaling US$ 287,177, since their payment is subordinated by contract to payment of the series mentioned above. As a result, as of June 30, 2002 the liability with ING Bank amounted to US$ 6,067,784 of principal plus interest accrued at a rate of LIBO + 4%.

On May 15 an agreement was signed with ING to convert the funds deposited in the guarantee account to dollars, thus avoiding a potential devaluation of this contribution due to future fluctuations in the exchange rate.

After expiry of the letter of credit, in accordance with the reimbursement agreement dated July 1996 and the Escrow Agreement dated January 2, 2002, on July 29, 2002 ING applied the funds in the escrow account to the partial reimbursement of funds used for the letter of credit. The debt with ING amounts to US$ 5,181,542.

On February 23, 2002, the Company did not pay principal, interest and penalties corresponding to IFC Series III and IV amounting to US$ 290,209, as a result of the subordination mechanism mentioned above. Principal corresponding to IFC Series I, II and VI amounting to US$ 1,632,217 was not paid either. In addition, the installment falling due on March 23, 2002, of which US$ 293,270 corresponded to total Series III and IV and US$ 1,645,078 to principal of Series I, II and VI, is pending settlement.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 – FINANCIAL DEBT (Contd.)

Changes in financial debt in the current period (Contd.)

- *Debt with the IFC (Contd.)*

On April 30, 2002, TGN paid interest on IFC Series I, II and VI corresponding to the installment maturing on April 23. The Company did not pay principal amounting to US$ 1,658,040 corresponding to those series. Principal and interest corresponding to IFC series III and IV de IFC amounting to US$ 294,862 were not paid either.

TGN paid interest corresponding to IFC Series I, II and VI which fell due on May 23, 2002; however, it did not pay principal corresponding to those series amounting to US$ 1,671,104, or principal, interest and penalties on Series III and IV amounting to US$ 297,444. No payment of principal and interest to IFC falling due on June 23, 2002 and July 23, 2002 was made until the date of issue of these financial statements.

- *CRIBs.*

On January 25, 2002, the Company had to pay US$ 9,515,625 corresponding to interest and US$ 284,375 to political risk insurance on CRIBs. The portion corresponding to interest was paid through a letter of credit opened with Scotiabank Quilmes. As these funds were not paid back, the Company owes US$ 9,515,625 to Scotiabank Quilmes. TGN considers that this debt was converted to pesos, as it is subject to Decree No. 214/02 as a result of the implementation mechanism. The political risk insurance premium issued by OPIC was paid under the terms specified in the OPIC contract.

- *Medium-term Notes*

On March 5, 2002, the Company failed to pay principal amounting to US$ 2 million corresponding to Series VII of the Global Medium-Term Notes Program, but paid the corresponding interest.

On April 30, 2002 an interest installment for US$ 1,007,755 corresponding to Series III of the Global Medium-Term Notes Program fell due. On May 8 the Company obtained authorization from the Argentine Central Bank to transfer funds, and made payment on that date.

In addition, on June 26, 2002, TGN did not pay principal amounting to US$ 11,500,000 corresponding to Series IV of the Medium-Term Notes Program, but it paid interest corresponding to that series (US$ 201,356) and to Series V (US$ 420,222).

- *Import financing*

On February 15, 2002, TGN failed to pay principal amounting to US$ 224,808 corresponding to import financing. However, the Company paid interest amounting to US$ 14,219.

On May 15, 2002, TGN failed to pay principal amounting to US$ 138,470 corresponding to import financing, but it paid interest amounting to US$ 3,148.

- *Interest payment*

To preserve the going concern principle and to ensure an equal treatment to all its financial creditors, the Company has begun negotiations with them to reach an interim agreement until the necessary conditions to establish a final proposal for its financing structure are met. To this end, the Company will pay interest accrued through July 31, 2002 when due.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 6 – FINANCIAL DEBT (Contd.)

Changes in financial debt in the current period (Contd.)

- *Interest payment (Contd.)*

The terms for payment of future interest will be established based on the interim agreement expected to be reached in the coming months

NOTE 7 – CAPITAL STOCK AND DIVIDENDS

7.1. Capital stock

Capital stock transactions as from commencement of operations are summarized as follows:

	Date	US$	Registration in the Superintendency of Corporations			
			Date	No.	Book	Volume
Initial contribution:						
Incorporation of the Company	11.24.92	12,000	12.01.92	11667	112	A
Capitalization of irrevocable contribution:	12.28.92	267,255,155	03.07.94	1894	114	A
	03.25.94	84,232,030	06.09.94	5589	115	A
Total		**351,499,185**				

7.2. Limitation on the transferring of the Company's shares

The Bidding Terms and Conditions and the Transfer Contract impose certain restrictions on the transfer of Company's shares held by Gasinvest and the transfer of shares of the latter held by its shareholders.

In accordance with such restrictions, Gasinvest S.A. shall not reduce its participation in the Company's capital and votes to less than 51% ("Control Package") without prior approval by ENARGAS.

ENARGAS shall approve the transfer of the Control Package only if such transfer: (i) is made in block or if as a result therefrom, the new owner holds all Class A ordinary shares outstanding; (ii) does not affect the quality of gas transportation services provided by the Company; (iii) the Technical Operator, or any substitute therefore which may be accepted by ENARGAS, holds at least 10% of ordinary shares outstanding of the new owner and has entered into a Technical Assistance Agreement with the Company.

Any transfer or assignment or any other act leading to a decrease below 51% in the participation of original ordinary shareholders in the capital of Gasinvest S.A., including any shortfall in the subscription by those shareholders of any capital increase in Gasinvest S.A., requires prior approval by ENARGAS.

The foregoing restrictions do not apply to transfers between parties belonging to the same economic group as specified in the Pliego.

From December 28, 2000, Gasinvest S.A. may request that ENARGAS approve its own dissolution and the transfer of the Company shares held by Gasinvest S.A. to the shareholders of Gasinvest S.A. ENARGAS may grant such approval if it determines that such actions would not adversely affect the public interest.

NOTE 7 – CAPITAL STOCK AND DIVIDENDS (Contd.)

7.3. Restrictions on the distribution of profits

In accordance with Argentine Law No. 19550, 5% of the net income for the year must be transferred to the Company's Legal reserve, until it reaches 20% of subscribed capital.

As established by certain long-term loan agreements, the Company will not be allowed to declare or pay dividends, distribute shares, redeem or otherwise acquire own capital or options on that capital (i) in the event of default or potential event of default, (ii) the long-term debt payment coverage coefficient is lower than 1.2 or (iii) the total liabilities-net equity ratio is higher than 1.2.

Furthermore, should any of the events summarized in points (i), (ii) or (iii) above occur, the Company would be precluded from paying the annual Technical Assistance Fees under the Technical Assistance Contract entered into with the Technical Operator, for any amount in excess of US$ 1 million.

NOTE 8 - ENVIRONMENTAL MATTERS

In line with its environmental care and remediation policy, TGN is permanently committed to preserve and protect the environment and its natural resources. Consequently, it evaluates the potential impact of all its activities on the environment so as to control and minimize the effects which might adversely affect environmental quality. It also designs, constructs and operates environmentally safe facilities in compliance with federal, regional and ENARGAS environmental standards and regulations.

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS

9.1. Stamp tax - Salta and Neuquén - Contracts prior to Takeover date

In November 1998, the Tax Bureau of the Province of Salta claimed payment from TGN of approximately $ 4.7 million corresponding to omitted stamp tax on the firm transportation contract entered into between the Company and Gasnor S.A. before Take-Over. As a result of the actions iniciated in October 1997, the Tax Authority of the Province of Neuquén filed a claim against TGN for the payment of approximately $ 73.3 million (including principal, interest and fines) corresponding to the stamp tax on the firm transportation contracts signed between the Company and Gas Natural BAN S.A., Litoral Gas S.A., Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A before the Take-Over date.

Based on a tax indemnity clause of the Transfer Contract, the Company notified GdE (and subsequently, the Standardization Subsecretariat of the Ministry of Economy of the Nation, which replaced the latter after its liquidation) the claims made by Salta and Neuquén. The National State has rejected the tax claim filed by Salta and Neuquén and has assumed express responsibility for the possible tax credits to which the provinces could be entitled in this connection.

9.2. Stamp tax - Salta and Neuquén - Contracts subsequent to Takeover date

As a result of proceedings carried out in November 1998, the tax authorities of the Province of Neuquén claimed payment of $ 143.5 million from the Company (including principal, interest and fines calculated at February 2001) corresponding to stamp tax on transportation contracts signed after take over. In April 1999 the tax authorities of the Province of Salta claimed payment of stamp tax debt from TGN corresponding to one of the transportation agreements entered into by the Company after take over amounting to approximately $ 1.2 million.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

9.2 Stamp tax - Salta and Neuquén - Contracts subsequent to Takeover date (Contd.)

Based on consultation with tax experts recognized in the field, the Company has challenged both claims by rejecting the existence of a taxable transaction, based on the fact that the mentioned transportation contacts have been entered into by mail including a clause of implicit acceptance, and do not fall within the definition of "instruments" of the respective Fiscal Codes.

In addition, in January 1999, ENARGAS filed an opinion with the Ministry of Economy of the Nation relating to the tax treatment applicable to the contracts signed by the licensees of transportation and distribution in the jurisdiction of Neuquén. In this opinion, ENARGAS concludes that Neuquen's tax claims (i) are illegitimate, because they involve an interjurisdictional federal public utility, (ii) impact negatively on the natural gas industry, thus losing competitiveness due to their distortional effects on the prices, and (iii) have serious effects on the Company's net worth. Furthermore, within the framework of legal actions filed by third parties, the National State - through the Energy Secretariat, has filed an appeal with the National Supreme Court of Justice questioning the legitimacy of the provincial tax claim.

9.3. Stamp Tax - Neuquén - Capital Increase

In April 1998 the tax authorities of the Province of Neuquén claimed payment of stamp tax on Minute of Shareholders' meeting No. 1 held on December 28, 1992, which established a capital stock increase in compliance with the provisions of the Transfer Contract entered into with the National Government and GdE, amounting to approximately $ 1.9 million (including principal, interest and fine).

The Company has denied the existence of a taxable transaction in the jurisdiction of Neuquén and, according to the tax indemnity clause of the Transfer Contract, notified such claim to the National State.

9.4. Certainty declaratory action

In connection with the tax claims filed by the provinces of Neuquén and Salta mentioned in paragraphs 9.1, 9.2 and 9.3 above, TGN filed two declaratory judgement actions, one against the province of Neuquén on April 16, 2001 and the other against the province of Salta on May 15, 2001, both in the original jurisdiction of the Supreme Court of Justice. Those actions seek declaration of illegality of certain stamp taxes determined by the tax authorities in the above provinces. TGN requested and obtained issue of injunctions that prevent the provinces of Neuquén and Salta from carrying out proceedings against TGN to collect the amounts claimed.

9.5. Tax on Economic Activities (Turnover Tax) – Province of Salta

On April 26, 2002 the Provincial Tax Authorities of Salta calculated the tax obligation for the periods from 1996 to 2001 amounting to $ 1.3 million corresponding to principal plus $ 1.4 million corresponding to interest calculated as of May 31, 2002. This obligation is determined on the market value of withheld gas. On June 5, 2002 TGN rejected the tax claim on grounds that withheld gas does not form part of the consideration for the gas transportation service and, therefore, it should not be computed in the calculation of the taxable basis. On July 30, 2002, TGN was notified of Resolution No. 868/02 of the General Tax Bureau, dismissing its claim and ratifying the estimation of principal and interest for $ 2.8 million calculated as of July 31, 2002.

NOTES TO THE FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
(Stated in constant currency)

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

9.6. Stamp tax – Pre and post privatization transportation contracts - La Pampa

On May 30, 2002 the Provincial Tax Authorities of La Pampa notified TGN of the determination of stamp tax on certain transportation contracts entered into by TGN and Metrogas S.A. Distribuidora de Gas Cuyana S.A. and Gas Natural BAN S.A. between 1992 and 2001, amounting to $ 7.7 million of principal (no interest determined). Based on the provisions of section 11.2. of the Transfer Contract, TGN notified the *Dirección Nacional de Normalización Patrimonial* about the requirement made by the provincial tax authorities. On June 25, 2002 TGN answered notice rejecting the tax authorities' claim on grounds of lack of taxable contracts signed in that jurisdiction. On July 5, 2002, after being notified of administrative proceedings, TGN presented additional grounds claiming defects in procedures and the statute-barring of taxes claimed in connection with certain contracts, and requested the intervention of the National Government.

9.7. Las Mesitas accident

With respect to the accident, ENARGAS imposed twelve fines on TGN in October 1999 for an accumulated total of $ 5.6 million, as it considered that the Company had incurred in an incorrect operation of the parallel pipe. TGN contends that the accident, which was an isolated case, was entirely due to an event beyond its control since the parallel pipe was being operated below the approved and prudent operating limits of resistance according to information held by TGN.

The Company has requested a review of such penalties at the administrative level. Based on consultation with renowned experts in administrative law, the Company has considered that ENARGAS has applied criteria with no administrative background and has exceeded the maximum number of penalties permitted by the License, by treating the accident as a sum of overlapped events which, in many cases, are not associated with the incident. Consequently, in fiscal year 1999 the Company recorded an accrual of $ 0.5 million which is the maximum penalty that ENARGAS could apply in line with the provisions of the License.

NOTE 10 – SUBSEQUENT EVENTS

No other events, situations or circumstances have taken place which might have a significant incidence on the equity, economic or financial situation of the Company other than those mentioned in Note 2.1., Note 6 and Note 9.5.

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
Stated in constant currency

FIXED ASSETS

EXHIBIT A

Caption	2002												2001
	Original values					Depreciation							
	At the beginning of the year	Increases	Decreases	Transfers	At the end of the period	Accumulated at the beginning of the year	For the period %	For the period Amount	Decreases	Transfers	Accumulated at the end of the period	Net book value	Net book value
Land	2,846,006	-	-	-	2,846,006	-	-	-	-	-	-	2,846,006	2,846,006
Buildings and civil constructions	66,688,702	-	(8,025)	168,706	66,849,383	8,578,981	2	667,284	(1,470)	-	9,244,795	57,604,588	58,723,464
Building installations	662,192	-	-	885,634	1,547,826	110,785	4	15,125	-	-	125,910	1,421,916	563,578
Gas Pipeline	1,691,189,651	-	(103,040)	4,477,710	1,695,564,321	220,823,009	3.33 & 2.22	23,322,421	(21,318)	(17,135)	244,106,977	1,451,457,344	1,455,434,409
High-pressure branch lines	15,857,952	-	-	-	15,857,952	3,108,795	3.33 & 2.22	177,580	-		3,286,375	12,571,577	12,926,737
Compressor Plants	656,221,358	247,541	(576,655)	5,814,290	661,706,534	106,927,543	4	14,383,715	(157,949)	17,135	121,170,444	540,536,090	554,071,982
High pressure regulation and/or measurement stations	55,419,824	-	(872,406)	868,407	55,415,825	13,198,549	5	1,538,544	(214,599)	-	14,522,494	40,893,331	44,009,656
Other technical installations	43,903,229	-	(107,080)	1,817,118	45,613,267	8,796,805	6.67	1,213,519	(25,755)		9,984,569	35,628,698	36,961,202
Machinery, equipment and tools	17,523,962	24,796	(149,725)	(30,512)	17,368,521	11,602,362	10. 20 & 50	666,842	(123,663)	-	12,145,541	5,222,980	5,650,169
Systems and telecommunications system	53,886,634	2,204	(9,052)	933,960	54,813,746	12,057,178	10 & 20	2,323,095	(7,749)	-	14,372,524	40,441,222	27,810,166
Vehicles	14,942,275	-	(453,923)	859,101	15,347,453	9,498,465	20	990,901	(375,800)	-	10,113,566	5,233,887	6,686,228
Furniture and fixtures	7,702,160	15,910	-	170,004	7,888,074	5,763,317	10	156,303	-	-	5,919,620	1,968,454	1,980,017
Goods held at third parties	6,068,848	-	-	-	6,068,848	1,370,098	12.5	341,870	-	-	1,711,968	4,356,880	4,323,466
Work in process	43,329,050	7,679,679	(4,337,550)	(15,120,726)	31,550,453	-	-	-	-	-	-	31,550,453	99,373,751
Foreign exchange differences	-	870,793,219	-	-	870,793,219	-	3.57	15,549,879	-	-	15,549,879	855,243,340	-
Fixed assets in transit	-	-	-	-	-	-	-	-	-	-	-	-	2,481,199
Materials and spare parts	65,580,133	2,373,162	(5,356,752)	-	62,596,543	-	-	-	-	-	-	62,596,543	68,165,885
Advances to suppliers	512,102	696,591	-	(843,692)	365,001	-	-	-	-	-	-	365,001	274,820
Total	**2,742,334,078**	**881,833,102**	**(11,974,208)**	**-**	**3,612,192,972**	**401,835,887**		**61,347,078**	**(928,303)**	**-**	**462,254,662**	**3,149,938,310**	**2,382,282,735**

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001 (Note 2)
Stated in constant currency

INTANGIBLE ASSETS

EXHIBIT B

Caption	2002							2001
	Original values			Amortization				
	At the beginning of the year	Transfers	At the end of the period	Accumulated at the beginning of the year	For the period	Accumulated at the end of the period	Net book value	Net book value
CURRENT								
Corrosive detection in the gas pipeline	5,930,701	1,265,022	7,195,723	3,400,655	1,265,022	4,665,677	2,530,046	2,530,045
Integral repair of turbines	1,990,930	422,623	2,413,553	1,145,685	422,623	1,568,308	845,245	845,245
Integrated System of administration and maintenance	5,585,000	1,241,110	6,826,110	3,102,778	1,241,110	4,343,888	2,482,222	2,096,783
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	17,259,909	1,780,538	19,040,447	13,493,856	(1) 1,848,864	15,342,720	3,697,727	3,662,844
Total	**30,766,540**	**4,709,293**	**35,475,833**	**21,142,974**	**4,777,619**	**25,920,593**	**9,555,240**	**9,134,917**
NON CURRENT								
Corrosive detection in the gas pipeline	7,156,055	(1,265,022)	5,891,033	3,332,513	-	3,332,513	2,558,520	5,088,567
Integral repair of turbines	1,431,126	(422,623)	1,008,503	901,314	-	901,314	107,189	952,434
Integrated System of administration and maintenance	4,343,888	(1,241,110)	3,102,778	1,861,666	-	1,861,666	1,241,112	4,301,490
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	31,675,222	(1,780,538)	29,894,684	9,473,412	-	9,473,412	20,421,272	24,109,709
Total	**44,606,291**	**(4,709,293)**	**39,896,998**	**15,568,905**	**-**	**15,568,905**	**24,328,093**	**34,452,200**
Total	**75,372,831**	**-**	**75,372,831**	**36,711,879**	**4,777,619**	**41,489,498**	**33,883,333**	**43,587,117**

(1) Charged to Financial and holding results, generated by liabilities

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001 (Note 2)
Stated in constant currency

INVESTMENTS AND PARTICIPATION IN OTHER COMPANIES

EXHIBIT C

Issuer and characteristics of shares	Class	Par value	Amount	Cost value	Book value		Principal activity	Information on the Issuer – Latest financial statements						Percentage of direct holding
					06.30.02	06.30.01		Date	Capital stock and capital adjustment	Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Shareholders' equity	
				$					$					%
NON-CURRENT INVESTMENTS														
Investments in other companies														
Corporations Law No. 19550, section 33														
Comgas Andina S.A.	Ordinary	(1) US$ch 1 per share	490	112,094	1,690,487	440,325	Providing of gas pipeline operation and maintenance services.	06.30.02	1,541	-	-	3,448,433	3,449,974	49
Companhia Operadora do Rio Grande do Sul	Ordinary	(2) R$ 1 per share	49	25	61,785	66,171	Providing of gas pipeline operation and maintenance services.	06.30.02	35	-	-	126,056	126,091	49
Total				112,119	1,752,272	506,496								

(1) Chilean pesos
(2) Reales

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001 (Note 2)
Stated in constant currency

OTHER INVESTMENTS **EXHIBIT D**

Captions	2002								2001
	Balances at the beginning of the year	Movements of the period						Balances at the end of the period	Balances at the end of the period
		Increases	Decreases	Transfers	Accrued interests (1)	Effects of restatement	Net accrued exchange difference		
Current investments									
Mutual investments funds in $	-	-	-	-	-		-	-	2,307,374
Mutual investments funds in US$	-	140,493,886	(110,900,058)	-	30,071	(10,623,899)	(500,000)	18,500,000	-
Program of Medium-Term Foreign Bonds:									
Capital	-	-	-	1,480,000	-	-	-	1,480,000	-
Accrued interest	37,954	-	(205,560)	-	424,265	(63,596)	31,870	224,933	-
Total	**37,954**	**140.493.886**	**(111,105,618)**	**1,480,000**	**454,336**	**(10,687,495)**	**(468,130)**	**20,204,933**	**2,307,374**
Non current investments									
Program of Medium-Term Foreign Bonds	3,906,889	-	-	(1,480,000)	-	(1,908,889)	5,402,000	5,920,000	3,942,278
Total	**3,906,889**	**-**	**-**	**(1,480,000)**	**-**	**(1,908,889)**	**5,402,000**	**5,920,000**	**3,942,278**
Total	**3,944,843**	**140.493.886**	**(111,105,618)**	**-**	**454,336**	**(12,596,384)**	**4,933,870**	**26,124,933**	**6,249,652**

(1) Charged to Financial and holding results - Generated by assets - Interest, commissions and expenses

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANACIAL STATEMENTS for the six-month periods ended June 30, 2002 and 2001
Stated in constant currency

SETTLEMENT RESERVES **EXHIBIT E**

Caption	2002				2001
	Balances at the beginning of the year	Increases	Effects of restatements	Balances at the end of the period	Balances at the end of the period
Deducted from Assets					
Allowances for doubtful accounts					
Accounts receivable-trade	207,755	1,639,737 (1)	(614,454)	1,233,038	105,603
Allowance for doubtful accounts in foreign currencies	-	8,176,928 (1)	(1,330,569)	6,846,359	-
Other receivables	389,827	1,217 (1)	(190,850)	200,194	159,468
Subtotal	**597,582**	**9,817,882**	**(2,135,873)**	**8,279,591**	**265,071**
Included in Liabilities					
Reserves					
Lawsuits	5,476,839	3,333,666 (2)	(2,736,734)	6,073,771	5,277,263
Subtotal	**5,476,839**	**3,333,666**	**(2,736,734)**	**6,073,771**	**5,277,263**
Total	**6,074,421**	**13,151,548**	**(4,872,607)**	**14,353,362**	**5,542,334**

(1) Charged to Selling expenses-Doubtful accounts (Exhibit H) - $ 1,640,954, to net revenues (Note 3.f) $ 8,176,978 .
(2) Charged to Administrative expenses – Other (Exhibit H)

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of June 30, 2002 and 2001
Stated in constant currency

ASSETS AND LIABILITIES IN FOREIGN CURRENCY **EXHIBIT G**

	2002				2001		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
ASSETS							
CURRENT ASSETS							
CASH AND BANKS							
Petty cash	US$	9,911	3.7000	36,671	US$	3,480	6,799
Banks	US$	19,715,533	3.7000	72,947,472	US$	734,354	1,434,521
				72,984,143			1,441,320
SHORT-TERM INVESTMENTS							
Deposits abroad	US$	5,000,000	3.7000	18,500,000			-
Program of Medium-Term Foreign Bonds	US$	460,792	3.7000	1,704,933			-
				20,204,933			-
ACCOUNT RECEIVABLE-TRADE							
Regulated activity	US$	10,122,530	3.7000	37,453,361			-
Unregulated activities	US$	1,722,095	3.7000	6,371,751	US$	668,140	1,305,175
				43,825,112			1,305,175
OTHER RECEIVABLES							
Prepaid expenses	US$	816,363	3.7000	3,020,545	US$	763,757	1,491,957
Deposits in guarantee of loans	US$	929,130	3.7000	3,437,781			-
Other receivables	US$	12,100	3.7000	44,770	US$	369,543	721,883
Loan to TGM				-	US$	5,086,933	9,937,042
				6,503,096			12,150,882
Total current assets				**143,517,284**			**14,897,377**
NON-CURRENT ASSETS							
OTHER RECEIVABLES							
Prepaid expenses	US$	647,796	3.7000	2,396,847			-
				2,396,847			-
LONG-TERM INVESTMENTS							
Program of Medium-Term Foreign Bonds	US$	1,600,000	3.7000	5,920,000	US$	2,018,116	3,942,278
Comgas Andina S.A.	$ ch	326,349,273	0.0052	1,690,487	$ ch	139,002,712	440,325
COPERG	R$	48,772	1.2668	61,785	R$	84,389	66,171
				7,672,272			4,448,774
Total non-current assets				**10,069,119**			**4,448,774**
Total assets				**153,586,403**			**19,346,151**
LIABILITIES							
CURRENT LIABILITIES							
ACCOUNTS PAYABLE							
Suppliers for purchases and other services	US$	982,114	3.8000	3,732,033	US$	1,929,202	3,772,362
	Cad.	4,500	2.6985	12,143	Cad	21	59
	R$	-		-	R$	1,163	939
				3,744,176			3,773,360
CARRIED FORWARD				3,744,176			3,773,360

US$: United States dollars
$ ch: Chilean pesos
Cad.: Canadian Dollars
R$: Reales

Jorge Valdez Rojas
President

TRANSPORTADORA DE GAS DEL NORTE S. A.

FINANCIAL STATEMENTS as of June 30, 2002 and 2001
Stated in constant currency

ASSETS AND LIABILITIES IN FOREIGN CURRENCY (Contd.) **EXHIBIT G**

	2002				2001		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
BROUGHT FORWARD				3,744,176			3,773,360
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds – US$ 300 MM	US$	43,038,611	3.8000	163,546,721	US$	28,833,938	56,381,882
Global Program of Negotiable Corporate Bonds – US$ 320 MM					US$	21,285,632	41,621,925
Convertibility Risk Insured Bonds - Interest -	US$	8,438,889	3.8000	32,067,778	US$	8,438,888	16,501,402
Loan agreements	US$	30,321,522	3.8000	115,221,786	US$	58,025,981	113,464,003
Import finance	US$	932,228	3.8000	3,542,468	US$	754,710	1,475,760
				314,378,753			229,444,972
OTHER LIABILITIES							-
Reimbursement Agreement Fee	US$	225,732	3.8000	857,782			-
				857,782			-
CUSTOMERS' ADVANCES	US$	1,934,706	3.8000	7,351,882			-
				7,351,882			-
Total current liabilities				**326,332,593**			**233,218,332**
NON-CURRENT LIABILITIES							
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds - US$ 300 MM	US$	37,000,000	3.8000	140,600,000	US$	65,500,000	128,078,700
Global Program of Negotiable Corporate Bonds - US$ 320 MM				-	US$	186,662,560	364,999,970
Convertibility Risk Insured Bonds	US$	175,000,000	3.8000	665,000,000	US$	175,000,000	342,195,000
Loan agreements	US$	70,000,000	3.8000	266,000,000	US$	70,000,000	136,878,000
Import finance	US$			-	US$	561,630	1,098,211
				1,071.600.000			973,249,881
Total non-current liabilities				**1.071.600.000**			**973,249,881**
Total liabilities				**1.397.932.593**			**1,206,468,213**

US$ = United States dollars

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A. **EXHIBIT H**

INFORMATION REQUIRED BY SECT. 64. SUB SECT. I .b) OF LAW No. 19550 for the six-month periods ended June 30, 2002 and 2001
Stated in constant currency

Captions	Total 06.30.02	Operating costs			Selling expenses	Administrative expenses	Financial and holding results	Investment in fixed assets	Total 06.30.01
		Regulated activity	Unregulated activity	Total					
Administrators, Board of Directors and Syndics' fee	107,106	-	-	-	-	107,106	-	-	152,521
Fees for professional services	1,441,967	153,336	7,184	160,520	32,572	1,168,923	-	79,952	2,993,964
Wages and other personnel benefits	14,541,697	8,534,617	543,575	9,078,192	331,866	4,629,720	-	501,919	21,794,486
Social security contributions	2,329,597	1,631,346	89,930	1,721,276	50,530	557,791	-	-	2,920,740
Fees for technical services	1,373,152	1,373,152	-	1,373,152	-	-	-	-	1,955,400
Foreign staff residence	1,266,948	1,214,112	-	1,214,112	-	-	-	52,836	1,147,272
Sundry materials	5,178,360	4,556,885	451,972	5,008,857	-	47,610	-	121,893	3,601,710
Excess gas use and basins exchange	248,041	248,041	-	248,041	-	-	-	-	309,010
Third party services and suppliers	2,769,199	2,224,946	235,170	2,460,116	8,198	268,793	-	32,092	3,729,843
Maintenance and repair of fixed assets	9,573,396	7,903,979	58,948	7,962,927	-	238,301	-	1,372,168	12,276,854
Travel and agency expenses	2,435,207	1,755,372	202,978	1,958,350	98,026	210,512	-	168,319	2,958,012
Freight and transportation of staff	238,096	193,921	12,164	206,085	-	9,770	-	22,241	582,828
Communications	709,680	375,025	111,382	486,407	14,515	163,518	-	45,240	1,121,580
Insurance	5,446,662	5,387,130	-	5,387,130	-	59,532	-	-	2,262,709
Office supplies	611,096	195,762	14,998	210,760	9,242	346,807	-	44,287	994,342
Rentals	807,217	426,986	73,149	500,135	7,525	213,852	-	85,705	1,316,704
Easements	1,235,835	1,235,835	-	1,235,835	-	-	-	-	2,005,748
Taxes, rates and contributions	1,870,896	142,815	5,693	148,508	1,713,288	9,100	-	-	2,392,598
Financial results generated by assets	65,985,938	-	-	-	-	-	65,985,938	-	(1,821,696)
Financial results generated by liabilities	153,165,113	-	-	-	-	-	152,974,054	191,059	64,220,287
Fixed assets depreciation	61,347,078	56,767,359	-	56,767,359	686,957	3,892,762	-	-	43,948,466
Intangible assets amortization	4,777,619	2,425,009	-	2,425,009	99,577	404,169	1,848,864	-	4,652,994
Fixed assets expenses	1,285,140	35,291	-	35,291	-	-	-	1,249,849	3,982,135
Doubtful accounts	1,640,954	-	-	-	1,640,954	-	-	-	265,071
Lawsuits	3,333,666	-	-	-	-	3,333,666	-	-	301,590
Others	358,862	197,605	3,849	201,454	13,637	143,771	-	-	873,647
Total at 06.30.02	**344,078,522**	**96,978,524**	**1,810,992**	**98,789,516**	**4,706,887**	**15,805,703**	**220,808,856**	**3,967,560**	**-**
Total at 06.30.01		**87,323,131**	**1,768,250**	**89,091,381**	**3,809,162**	**17,134,271**	**63,475,416**	**7,428,585**	**180,938,815**

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS as of June 30, 2002 and 2001
(Stated in constant currency)

TERMS AND GUIDELINES FOR THE RESTATEMENT OF INVESTMENTS, RECEIVABLES AND LIABILITIES

EXHIBIT I

	2002			
	Investments (1)	Accounts receivable – trade (2)	Financial debt	Other liabilities (3)
	$			
a) Past due				
06.30.2001	-	386,894	-	-
09.30.2001	-	16,060	-	-
12.31.2001	-	1,985,958	-	-
03.31.2002	-	5,160,441	122,465,579	-
06.30.2002	-	22,413,067	67,276,891	-
b) Without due date	-	9,334,408	10,709,692	8,069,519
c) Total due				
09.30.2002	18,724,933	48,547,395	66,431,734	27,696,493
12.31.2002	-	4,378,546	147,219,405	2,520,000
03.31.2003	-	20,708	30,542,103	2,597,133
06.30.2003	1,480,000	19,001	68,431,847	1,254,883
06.30.2004	5,920,000	9,670,284	322,149,723	407,580
06.30.2005	-	239	286,165,486	-
06.30.2006	-	-	116,388,220	-
06.30.2007	-	-	127,505,990	-
06.30.2008	-	-	140,508,374	-
06.30.2009	-	-	181,585,913	-
06.30.2010	-	-	149,831,125	-
06.30.2011	-	-	147,777,778	-
06.30.2012	-	-	147,777,778	-
06.30.2013	-	-	73,888,888	-
Total 2002	**26,124,933**	**101,933,001**	**2,206,656,526**	**42,545,608**
a) Balances subject to adjustment	-	-	807,116,970	-
b) Balances not subject to adjustment	26,124,933	101,933,001	1,399,539,556	42,545,608
Total 2002	**26,124,933**	**101,933,001**	**2,206,656,526**	**42,545,608**
a) Interest bearing balances	-	121,456	2,154,611,383	6,650,000
b) Non-interest bearing balances	26,124,933	101,811,545	52,045,143	35,895,608
Total 2002	**26,124,933**	**101,933,001**	**2,206,656,526**	**42,545,608**

(1) Except Investments and participations in subsidiaries.
(2) Includes accounts receivable - trade and other receivables, except its allowances for doubtful accounts.
(3) Includes all non-financial debts, except Reserves.

Jorge Valdez Rojas
President

The independent auditors' report dated August 21, 2002 is issued as a separate document.